SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Financial Performance Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   317630 30 9
                                 (CUSIP Number)


                              Howard A. Sobel, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9326
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 17, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 317630 30 9
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jeffrey S. Silverman      SS#  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)      |_|
                                                             (b)      |X|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                               PF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                                   2,850,000* (See Item 5)
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                                    See Item 5
EACH                       -----------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                                      2,850,000* (See Item 5)
WITH                       -----------------------------------------------------
                           10)     SHARED DISPOSITIVE POWER
                                            See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,850,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                              26.96%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                                               IN

--------------------------------------------------------------------------------

--------
* Includes 2,250,000 shares of Common Stock issuable upon exercise of the Silverman Stock Options (as hereinafter defined) held by the Reporting Person. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Silverman Stock Options held by the Reporting Person.

                                  SCHEDULE 13D

CUSIP No. 317630 30 9
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ronald Nash      SS#  ###-##-####
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)      |_|
                                                             (b)      |X|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS                       PF

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                           |_|

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES
--------------------------------------------------------------------------------
                           7)      SOLE VOTING POWER
NUMBER OF                                   2,840,000* (See Item 5)
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)      SHARED VOTING POWER
OWNED BY                                    See Item 5
EACH                       -----------------------------------------------------
REPORTING                  9)      SOLE DISPOSITIVE POWER
PERSON                                      2,840,000* (See Item 5)
WITH                       -----------------------------------------------------
                           10)     SHARED DISPOSITIVE POWER
                                            See Item 5
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,840,000*
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         |_|
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                              26.86%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                                               IN

--------------------------------------------------------------------------------

----------
* Includes 2,250,000 shares of Common Stock issuable upon exercise of the Nash Stock Options (as hereinafter defined) held by the Reporting Person. See Item 5. The percentage listed on Row 13 assumes the full exercise of the Nash Stock Options held by the Reporting Person.

            The filing of this Statement does not constitute an admission that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons has made, and will continue to make, his own investment decisions. Although the Reporting Persons expect to consult with each other from time to time concerning matters relating to their respective investments in the Company and the business of the Company, the investment decisions of one Reporting Person may or may not coincide with the investment decisions made by the other Reporting Person. See
Item 4. Each of the Reporting Persons expressly disclaims the existence of a group within the meaning of Rule 13d-5(b)(i) of the Exchange Act and expressly disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Person.

Item 1. Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company"). The principal executive offices of the Company are located at 335 Madison Avenue, New York, New York 10017.

Item 2 . Identity and Background.

            (a) - (c) This statement is being filed by Jeffrey S. Silverman and Ronald Nash (collectively, the "Reporting Persons").

            Mr. Silverman is a private investor. His office address is 777 Third Avenue, New York, New York 10022.

            Mr. Nash is a private investor. His office address is c/o Financial Performance Corporation, 335 Madison Avenue, New York, New York 10017.

            (d) - (e) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            As of November 17, 1999, the Reporting Persons, taken together, beneficially owned an aggregate of 5,690,000 shares of Common Stock (including 4,500,000 shares issuable in the future upon exercise of the Silverman Stock Options and the Nash Stock Options described in Item 4 below). The aggregate purchase price for the 1,190,000 shares of Common Stock owned by the Reporting Persons as of November 17, 1999 was $563,500.

            Of the shares of Common Stock owned by Mr. Silverman, 500,000 shares were acquired from Robert S. Trump in a privately negotiated transaction pursuant to the terms of the Stock Purchase and Sale Agreement, dated as of November 17, 1999, between the Company, Robert S. Trump and Jeffrey S. Silverman (the "Silverman Purchase Agreement"). A copy of the Silverman Purchase Agreement is attached hereto as Exhibit 2, and is hereby incorporated herein by reference in its entirety. The transactions contemplated by the Silverman Purchase Agreement were consummated on November 17, 1999.

            In addition, Mr. Silverman purchased 100,000 shares of Common Stock in the open market at the price of $.32 per share, for aggregate consideration of $32,000.

            Mr. Silverman purchased the shares of Common Stock which he beneficially owns using personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            Of the shares of Common Stock presently owned by Mr. Nash, 500,000 shares were acquired from Robert S. Trump in a privately negotiated transaction pursuant to the terms of the Stock Purchase and Sale Agreement, dated as of November 17, 1999, between the Company, Robert S. Trump and Ronald Nash (the "Nash Purchase Agreement"). A copy of the Nash Purchase Agreement is attached hereto as Exhibit 3, and is hereby incorporated herein by reference in its entirety. The transactions contemplated by the Nash Purchase Agreement were consummated on November 17, 1999.

            In addition, Mr. Nash purchased 90,000 shares of Common Stock in the open market at the price of $.35 per share, for aggregate consideration of $31,500.

            Mr. Nash purchased the shares of Common Stock which he beneficially owns using personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

            Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes and to obtain a significant equity interest in the Company. Mr. Silverman and Mr. Nash expect to be actively involved in efforts to expand the Company's business and may, from time to time, suggest to the Company mergers, acquisitions or other business transactions involving the Company and other entities. Mr. Silverman and Mr. Nash expect to focus their efforts on identifying potential opportunities for the Company primarily in the financial services industry. There can be no assurance that the Company will be able to expand its business or that any such suggestion made by Mr. Silverman or Mr. Nash could be consummated by the Company or if consummated, would be successful for the Company.

            (a) Mr. Silverman purchased 500,000 shares of Common Stock of the Company and acquired the Silverman Trump Stock Options (as hereinafter defined) from Mr. Trump pursuant to the terms of the Silverman Purchase Agreement for an aggregate purchase price of $250,000.

            Pursuant to the terms of the Option Agreement, dated November 17, 1999, by and between Jeffrey S. Silverman and Robert S. Trump (the "Silverman First Option Agreement") and the Silverman Purchase Agreement, Mr. Trump granted to Mr. Silverman an option, exercisable at any time within two years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $.8125 per share (the "Silverman First Stock Option").

            Pursuant to the terms of the Option Agreement, dated November 17, 1999, by and between Jeffrey S. Silverman and Robert S. Trump (the "Silverman Second Option Agreement") and the Silverman Purchase Agreement, Mr. Trump granted to Mr. Silverman an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $1.3125 per share (the "Silverman Second Stock Option").

            Pursuant to the terms of the Option Agreement, dated November 17, 1999, by and between Jeffrey S. Silverman and Robert S. Trump, (the "Silverman Third Option Agreement") and the Silverman Purchase Agreement, Mr. Trump granted to Mr. Silverman an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $5.00 per share (the "Silverman Third Stock Option") (the Silverman First Stock Option, the Silverman Second Stock Option and the Silverman Third Stock Option are referred to as the "Silverman Trump Stock Options").

            Pursuant to the terms of the Option Agreement, dated November 17, 1999 by and between Jeffrey S. Silverman and the Company, the Company granted to Mr. Silverman an option, exercisable at any time within five years of the Closing Date (as defined therein), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $.43 per share (the "Silverman Company Option"). The Silverman Trump Stock Options and the Silverman Company Stock Option are referred to as the Silverman Stock Options. The Silverman Stock Options are attached hereto as Exhibits 4 and 5, and are incorporated herein by reference in their entirety.

            Mr. Nash purchased 500,000 shares of the Common Stock of the Company and acquired the Nash Trump Stock Options (as hereinafter defined) from Mr. Trump pursuant to the terms of the Nash Purchase Agreement for an aggregate purchase price of $250,000.

            Pursuant to the terms of the Option Agreement, dated November 17, 1999, by and between Ronald Nash and Robert S. Trump (the "Nash First Option Agreement") and the Nash Purchase Agreement, Mr. Trump granted to Mr. Nash an option, exercisable at any time within two years of the Closing Date (as defined therein), to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $.8125 per share (the "Nash First Stock Option").

            Pursuant to the terms of the Option Agreement, dated November 17, 1999, by and between Ronald Nash and Robert S. Trump (the "Nash Second Option Agreement") and the Nash Purchase Agreement, Robert S. Trump granted to Mr. Nash an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of

500,000 shares of Common Stock at an exercise price of $1.3125 per share (the "Nash Second Stock Option").

            Pursuant to the terms of the Option Agreement, dated November 17, 1999, by and between Ronald Nash and Robert S. Trump (the "Nash Third Option Agreement") and the Nash Purchase Agreement, Mr. Trump granted to Mr. Nash an option, exercisable at any time within three years of the Closing Date (as defined therein), to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $5.00 per share (the "Nash Third Stock Option"). The Nash First Stock Option, the Nash Second Stock Option and the Nash Third Stock Option are referred to herein as the "Nash Trump Stock Options."

            Pursuant to the terms of the Option Agreement dated November 17 1999, by and between Ronald Nash and the Company, the Company granted to Mr. Nash an option, exercisable at any time within five years of the Closing Date (as defined therein), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $.43 per share (the "Nash Company Option"). The Nash Trump Stock Options and the Nash Company Option are referred to as the Nash Stock Options. The Nash Stock Options are attached hereto as Exhibits 6 and 7, and are incorporated herein by reference in their entirety.

            Each of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by such Reporting Person. Action or inaction on the part of one Reporting Person may be different from action or inaction on the part of the other Reporting Person. Each of the Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            (b) Neither of the Reporting Persons currently has any plans or proposals which relate to or would result in any extraordinary corporate transactions involving the Company or any of its subsidiaries, although, as noted above, from time to time in the future either of the Reporting Persons may suggest to the Company mergers, acquisitions or other business transactions involving the Company and other entities.

            (c) None.

            (d) In connection with the consummation of the transactions contemplated by the Silverman Purchase Agreement and the Nash Purchase Agreement, Messrs. Silverman and Nash were elected to the Board of Directors of the Company. Pursuant to the terms of the Stockholders Agreement dated November 17, 1999 by and among Mr. Trump, Mr. Silverman, Mr. Nash and the Company (the "Stockholders Agreement"), the number of directors on the Board of Directors was set at five, and Mr. Trump has agreed, among other things, to vote all shares of Common Stock beneficially owned by him for the nominee of Mr. Silverman for election as a director of the Company (the "Silverman Director") and for the nominee of Mr. Nash for election as a director of the Company (the "Nash Director") so long as Mr. Silverman or Mr. Nash, as the case may be, holds more than 500,000 shares of Common Stock. The Stockholders Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference in its entirety.

            (e) None.

            (f) None.

            (g) None.

            (h) None.

            (i) None.

            (j) None.


Item 5.  Interest in Securities of the Issuer.

            (a) As of November 17, 1999, the Reporting Persons, taken together, beneficially owned an aggregate of 5,690,000 shares of Common Stock (including 4,500,000 shares issuable in the future upon exercise of the Silverman Stock Options and the Nash Stock Options (collectively the "Stock Options"), representing approximately 49.17% of the outstanding shares of Common Stock (assuming full exercise of all of the Stock Options held by each of the Reporting Persons). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-Q for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock granted to Mr. William F. Finley pursuant to the Amended and Restated Employment Agreement between Mr. Finley and Financial Performance Corporation, plus the 2,000,000 shares of Common Stock underlying the aggregate options granted to the Reporting Person pursuant to the Company Option Agreements between each of the Reporting Persons and Financial Performance Corporation, for a total of 11,571,534 shares, and assumes the full exercise of all of the Stock Options held by the Reporting Persons.

            Mr. Silverman beneficially owns 2,850,000 shares of Common Stock, or approximately 26.96%, of the outstanding shares of Common Stock (assuming full exercise of all of the Silverman Stock options). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-Q for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock granted to Mr. William F. Finley pursuant to the Amended and Restated Employment Agreement between Mr. Finley and Financial Performance Corporation, plus the 1,000,000 shares of Common Stock underlying the options granted to Jeffrey S. Silverman pursuant to the Company Option Agreement between Jeffrey S. Silverman and Financial Performance Corporation, for a total of 10,571,534 shares, and assumes the full exercise of all of the Stock Options held by the Reporting Persons.


            Mr. Nash beneficially owns 2,840,000 shares of Common Stock, or approximately 26.86%, of the outstanding shares of Common Stock (assuming full exercise of the Nash Stock Options). This percentage is based on a calculation of the total number of shares of Common Stock outstanding as follows: the 9,471,534 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 1999 in its Quarterly Report on Form 10-Q for the quarter ended November 12, 1999, plus 100,000 shares of Common Stock granted to Mr. William F. Finley pursuant to the Amended and Restated Employment Agreement between Mr. Finley and Financial Performance Corporation, plus the 1,000,000 shares of Common Stock underlying the options granted to Ronald Nash pursuant to the Company Option Agreement between Ronald Nash and Financial Performance Corporation, for a total of 10,571,534 shares, and assumes the full exercise of all of the Stock Options held by the Reporting Persons.

            (b) As of the date hereof, each of the Reporting Persons has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Person. By reason of the contemplated relationships among the Reporting Persons and Mr. Trump, each of the Reporting Persons may be deemed to share voting power and, under certain circumstances, dispositive power over the shares of Common Stock owned by Robert S. Trump. See Item 6 for information relating to the Stockholders Agreement among the Reporting Persons and Mr. Trump. Each of the Reporting Persons expressly disclaims the existence of a group within the meaning of Rule 13d-5(b)(i) of the Exchange Act and expressly disclaims beneficial ownership, by reason of the provisions of the Stockholders Agreement, of the Common Stock owned by Robert S. Trump.

            (c) All of the transactions in the Common Stock effected by the Reporting Persons during the past 60 days are set forth in Schedule I attached hereto.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Pursuant to the terms of the Stockholders Agreement, Mr. Trump has, among other things, (i) agreed to vote all shares of Common Stock beneficially owned by him for the Silverman Director and the Nash Director (as such terms are defined therein) so long as Mr. Silverman or Mr. Nash, as the case may be, beneficially owns at least 500,000 shares of Common Stock; (ii) agreed to not vote his shares in favor of any of the actions referred to in Section 1.2 of the Stockholders Agreement without the affirmative written consent of each of the Reporting Persons so long as Mr. Silverman or Mr. Nash, as the case may be, beneficially owns at least 500,000 shares of Common Stock; (iii) agreed that he will not, directly or indirectly, transfer certain shares of capital stock of the Company (or any interest therein), any stock certificates representing the same, or any option, right or warrant to acquire shares of Common Stock, now or hereafter at any time owned by him (collectively, the "Remaining Shares"), to any person except pursuant to the Silverman Option Agreements or the Nash Option Agreements or as permitted under the Stockholders Agreement; and (iv) granted to each of the Reporting Persons a right of first offer with respect to his Remaining Shares (as such term is defined therein). See Exhibit 8 hereto, which is incorporated herein by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1 -   Agreement of joint filing pursuant to Rule 13d(1)-f
                       promulgated under the Securities Exchange Act of 1934, as amended.

         Exhibit 2-    Silverman Purchase Agreement

         Exhibit 3-    Nash Purchase Agreement

         Exhibit 4-    Silverman Trump Stock Options

         Exhibit 5-    Silverman Company Option

         Exhibit 6-    Nash Trump Stock Options

         Exhibit 7-    Nash Company Option

         Exhibit 8-    Stockholders Agreement

                                   SIGNATURES


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 24, 1999

                                                /s/ Jeffrey S. Silverman
                                                ------------------------
                                                Name:  Jeffrey S. Silverman


                                                /s/ Ronald Nash
                                                ---------------
                                                Name:  Ronald Nash

                                   SCHEDULE I

                             TRANSACTIONS IN COMMON
                   STOCK OF FINANCIAL PERFORMANCE CORPORATION.
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by Jeffrey S. Silverman

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

9/22/99                             65,000                       $.32


9/22/99                             35,000                       $.32



Shares Purchased by Ronald Nash

                                    Number of
                                    Shares
Date                                Purchased                    Total Cost
----                                ---------                    ----------

9/15/99                             55,000                       $.35

9/17/99                             35,000                       $.35

                                    EXHIBIT 1

                            Agreement of Joint Filing


            Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: November 24, 1999


                                            /s/  Jeffrey S. Silverman
                                                 --------------------------
                                            Name: Jeffrey S. Silverman


                                            /s/  Ronald Nash
                                                 --------------------------
                                            Name: Ronald Nash

                                   EXHIBIT 2

                        STOCK PURCHASE AND SALE AGREEMENT

                                      AMONG

                       FINANCIAL PERFORMANCE CORPORATION,

                                 ROBERT S. TRUMP

                                       AND

                              JEFFREY S. SILVERMAN


                          Dated as of November 17, 1999

                        STOCK PURCHASE AND SALE AGREEMENT


            STOCK PURCHASE AND SALE AGREEMENT, dated as of November 17, 1999 (this "Agreement"), among Jeffrey S. Silverman (the "Purchaser"), Robert S. Trump ("Trump") and Financial Performance Corporation, a New York corporation (the "Company").

                                   WITNESSETH:

      The Purchaser desires to acquire from Trump, and Trump desires to issue and sell to the Purchaser, for the consideration hereinafter provided, 500,000 shares (the "Shares") of the common stock, $.01 par value per share (the "Common Stock"), of Financial Performance Corporation. As used in this Agreement, the term the Company shall include Financial Performance Corporation and the subsidiaries of Financial Performance Corporation.

      Certain terms used in this Agreement are defined in Section 7.2 of this Agreement.

      NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

      1. Sale and Purchase of Shares.

            1.1 Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements herein contained, contemporaneously with the execution hereof, Trump is, selling, assigning and conveying the Shares to the Purchaser, and the Purchaser is purchasing, acquiring and accepting from Trump, the Shares.

            1.2 Grant of Stock Option. Contemporaneously with the purchase and sale of the Shares hereunder, Trump is granting to the Purchaser a two-year option (the "First Stock Option"), the form of which is attached hereto as Exhibit A, to purchase up to 500,000 additional shares of Common Stock currently owned by Trump, beneficially and as of record.

            1.3 Grant of Stock Option. Contemporaneously with the purchase and sale of the Shares hereunder, Trump is granting to the Purchaser a three-year option (the "Second Stock Option"), the form of which is attached hereto as Exhibit B, to purchase up to 500,000 additional shares of Common Stock currently owned by Trump, beneficially and as of record.

            1.4 Grant of Stock Option. Contemporaneously with the purchase and sale of the Shares hereunder, Trump is granting to the Purchaser a three-year option (the "Third Stock Option"), the form of which is attached hereto as Exhibit C, to purchase up to 250,000 additional shares of Common Stock currently owned by Trump, beneficially and as of record (the First Stock Option, the Second Stock Option and the Third Stock Option are hereinafter referred to as the "Stock Options").

      2. Consideration. In full consideration for the Shares and the Stock Options, the Purchaser is contemporaneously herewith paying to Trump the purchase price of $250,000, which shall be payable by bank check or by wire transfer to an account designated by Trump.

      3. Representations and Warranties of Trump. Trump hereby represents and warrants to the Purchaser as follows:

            3.1 Authorization of Agreement. Trump has all requisite capacity, power and authority to execute and deliver this Agreement, the Stock Option Agreements, the Stockholders' Agreement dated as of the date hereof (the "Stockholders Agreement") and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Trump in connection with the consummation of the transactions contemplated by this Agreement (this Agreement, the Stock Option Agreements, the Stockholders Agreement and the other agreements, documents, instruments or certificates delivered in connection with this Agreement are hereinafter referred to as the "Transaction Documents"), and to perform fully his obligations hereunder and thereunder. This Agreement and each of the other Transaction Documents has been duly and validly executed and delivered by Trump. This Agreement and each of the other Transaction Documents constitutes the legal, valid and binding obligations of Trump, enforceable against Trump in accordance with this Agreement and each of the other Transaction Document's respective terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            3.2 No Conflicts; Consents of Third Parties. The execution and delivery by Trump of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance by Trump with any of the provisions hereof or thereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any "takeback" right or right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any Contract, Permit or Order to which Trump is a party or by which Trump or his properties or assets are bound; (ii) constitute a violation of any Law applicable to Trump; or (iii) except to the extent and as specifically created by the Transaction Documents result in the creation of any Lien upon the properties or assets of Trump. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Trump in connection with the execution and delivery of this Agreement or the other Transaction Documents, or the compliance by Trump, with any of the provisions hereof or thereof, except as expressly and specifically set forth in the Transaction Documents and except as set forth on Schedule 3.2 to this Agreement.

            3.3 Capitalization. (a) Except as set forth on Schedule 3.3 to this Agreement, there is no existing option, warrant, call, right, commitment or other agreement of any character which is currently in effect to which Trump is a party providing for the issuance, sale or transfer of any shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company, other than this Agreement, the Stockholders' Agreement, the Stock Option Agreements and the Registration Rights Agreement referred to in Section 6.2 below. Trump is not a party to or bound by any voting trust or other voting agreement with respect to any shares of capital stock or other contracts or arrangements restricting or relating to such capital stock or, except as set forth on Schedule 3.3, to any currently effective agreement relating to the issuance, sale, redemption, transfer or other disposition of capital stock of the Company, other than this Agreement, the Stockholders' Agreement, the Stock Option Agreements and the Registration Rights Agreement referred to in Section 6.2 below.

            (b) Trump is the sole beneficial and record owner of the Shares and the Option Shares, free and clear of all Liens, other than Liens that arise by operation of federal or state securities laws, and free and clear of all statutory preemptive rights and all non-statutory preemptive rights except as set forth in Schedule 3.3.

            3.4 Disclaimer. Trump does not make any representations or warranties to the Purchaser other than those expressly set forth herein.

      4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

            (a) This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            (b) No Conflicts; Consents of Third Parties. The execution and delivery by Trump of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance by Trump with any of the provisions hereof or thereof does not (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Company; (ii) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any "takeback" right or right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any Contract, Permit or Order to which the Company is a party or by which the Company or the properties or assets of the Company are bound; (iii) constitute a violation of any Law applicable to the Company; or (iv) result in the creation of any Lien upon the properties or assets of the Company. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement or the other Transaction Documents, or the compliance by the Company, with any of the provisions hereof or thereof, except as set forth on Schedule 4.1 to this Agreement or those required by the Registration Rights Agreement including any and all Securities and Exchange Commission (the "SEC") and Blue Sky filings.

            (c) The Company has filed all forms, reports and documents required to be filed by it under Sections 12, 13, 14 and 15 of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the "SEC") since December 31, 1997 (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

            (d) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or in the Company SEC Reports), and each fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

            4.2 Capitalization.

            (a) The Shares and the Option Shares are validly issued, fully paid and non-assessable.

            (b) As of the date hereof, the Shares purchased by the Purchaser constitute 5.223823% of the issued and outstanding capital stock of Financial Performance Corporation.

            4.3 Contracts. There are no agreements between or among the Company, Michaelson Kelbick Partners Inc. ("MKP"), or any of the managing directors of MKP other than (a) those agreements that have been previously disclosed in writing to the Purchaser, (b) agreements involving a monetary amount less than $50,000 in the aggregate, (c) agreements which would not be material to, or have a material adverse effect on, the Company, and (d) those agreements listed on
Schedule 4.3.

            4.4 No Agreements. The Company is not a party to, and has no obligations under, any agreement (whether written or oral) or by operation of law to issue any shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company, to any person or entity, except as set forth in this Agreement or the other Transaction Documents, or as set forth in Schedule 4.4 to this Agreement.

            4.5 Disclaimer. The Company does not make any representations or warranties to the Purchaser other than those expressly set forth herein.

      5. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Trump and the Company as follows:

            5.1 Authorization of Agreement. The Purchaser has all requisite capacity, power and authority to execute and deliver this Agreement, the Stock Option Agreements, the Stockholders Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement, and to perform fully his obligations hereunder and thereunder. This Agreement and each of the other Transaction Documents has been duly and validly executed and delivered by the Purchaser. This Agreement and each of the other Transaction Documents constitutes the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with this Agreement and each of the other Transaction Document's respective terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            5.2 No Conflicts; Consents of Third Parties. The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance by the Purchaser with any of the provisions hereof or thereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any "takeback" right or right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any Contract, Permit or Order to which the Purchaser is a party or by which the Purchaser or his properties or assets are bound, or (ii) constitute a violation of any Law applicable to the Purchaser. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the other Transaction Documents, or the compliance by the Purchaser, with any of the provisions hereof or thereof, except as set forth on
Schedule 5.2 to this Agreement.

            5.3 Investment Purpose. The Purchaser is acquiring the Shares for his own account and not with a view towards resale in violation of the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with applicable law.

            5.4 Information. The Purchaser and his advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by the Purchaser. The Purchaser and his advisors, if any, have been afforded the opportunity to review materials and to ask questions of the Company and have reviewed materials and asked questions of the Company to the extent the Purchaser and his advisors, if any, deem appropriate. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser or his advisors, if any, or his representatives shall modify, amend or affect the Purchaser's right to rely on the representations and warranties contained in Section 3, as to Trump, and Section 4, as to the Company, respectively. The Purchaser understands that his investment in the Shares involves a high degree of risk. The Purchaser has sought such accounting, legal and tax advice as he has considered necessary to make an informed investment decision with respect to his acquisition of the Shares.

The Purchaser acknowledges that he has sufficient experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment in the Shares.

            5.5 Disclaimer. The Purchaser does not make any representations or warranties to Trump other than those expressly set forth herein.

      6. Additional Agreements and Covenants of Trump.

            6.1 Transfer of Shares. Trump hereby agrees that he will not, directly or indirectly, Transfer any shares of capital stock of the Company (or any interest therein), any stock certificates representing the same or any voting trust certificate issued with respect to said capital stock, or any option, right or warrant to acquire shares of Common Stock, now or hereafter at any time owned by him (collectively, the "Remaining Shares"), to any Person (a "Transferee"), except pursuant to the Stock Option Agreements or as permitted under the Stockholders Agreement; provided, however, that Trump may Transfer any of the Remaining Shares to (x) any member of his immediate family, (y) a trust established for the benefit of any immediate member of his family or (z) any entity wholly-owned by Trump and established solely for the purpose of holding title to such shares and performing Trump's obligations under this Agreement, in each case as long as any Transferee in clause (x), (y) or (z) assumes and agrees in writing to be bound by all of the terms of this Agreement; provided, further, that Trump may Transfer any of the Remaining Shares by pledge or hypothecation if the Transferee assumes and agrees in writing to be bound by all of the terms of this Agreement. Notwithstanding the provisos to the prior sentence or anything to the contrary contained herein, Trump may not Transfer any of the Option Shares which are subject to a Stock Option Agreement until such Stock Option Agreement has terminated or expired. For purposes of this Agreement, "Transfer" shall mean with respect to any capital stock, (i) any sale, assignment or transfer of such capital stock or any right or interest therein,
(ii) any pledge or hypothecation of such capital stock or any interest therein,
(iii) any grant, sale or other transfer of securities convertible into or exchangeable or exercisable for or other options, warrants or rights to acquire such capital stock or any interest therein and (iv) any other direct or indirect transfer of such capital stock or any interest therein, including by operation of law (it being understood that any transferee by operation of law shall be required to comply with the provisions of this Section 6.1).

            6.2 Trump hereby transfers, sets over and assigns to Silverman all of Trump's right, title and interest, in and to, the Registration Rights Agreement dated the date hereof among Financial Performance Corporation, Trump, William Finley, the Purchaser and Jeffrey S. Silverman with respect to the Shares and the Option Shares.

      7. Miscellaneous.

            7.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the Closing for the benefit of the parties hereto; provided, however, that the representations and warranties of the Company other than Section 4.2(a) shall expire one year from the date hereof; provided, further, however, that the representations and warranties of the Purchaser to the Company shall expire one year from the date hereof.

            7.2 Certain Definitions.

            "Affiliate" shall have the meaning specified by Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

            "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy. commitment or other arrangement or agreement, whether written or oral.

            "Governmental Body" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

            "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline.

            "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

            "Option Shares" means the shares of Common Stock issuable upon the exercise of the Stock Options pursuant to the terms of the Stock Option Agreements.

            "Order" means any order, consent, consent order, injunction, judgment, decree, consent decree, ruling, writ, assessment or arbitration award.

            "Permit" means any approval, authorization, registration, consent, license, permit or certificate by any Governmental Body.

            "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

            "Stock Option Agreements" means the agreements attached as Exhibits A, B and C hereto, regarding the First Stock Option, Second Stock Option and the Third Option.

            7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            7.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, upon delivery to a nationally recognized overnight courier service, or when mailed by certified mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

                           If to Trump, to:

                                    Robert S. Trump
                                    c/o Trump Management, Inc.

                                    2611 W. 2nd Street
                                    Brooklyn, New York  11223
                                    Telephone:  (718) 743-4400
                                    Fax:  (718) 891-3609

                           With a copy to:

                                    Gary Friedman
                                    Kaufman, Friedman, Plotnicki & Grun, LLP
                                    300 E. 42nd Street
                                    New York, New York  10017
                                    Telephone:  (212) 973-3320
                                    Fax:  (212) 687-3179

If to the Purchaser, to:

                                    Jeffrey S. Silverman
                                    LTS Capital Partners
                                    777 Third Avenue
                                    New York, New York 10017
                                    Telephone:  (212) 446-0229
                                    Fax:  (212) 421-2933

                           With a copy to:

                                    Kramer Levin Naftalis & Frankel LLP
                                    919 Third Avenue
                                    New York, NY 10022
                                    Attention:  Howard A. Sobel
                                    Telephone:  (212) 715-9326
                                    Fax:  (212) 715-8000

If to the Company, to:

                                    Financial Performance Corporation
                                    335 Madison Avenue, 8th Floor
                                    New York, New York  10017
                                    Attention:  President
                                    Telephone:  (212) 557-0401
                                    Fax:  (212) 557-0490

                           With a copy to:

                                    Baer Marks & Upham LLP
                                    805 Third Avenue
                                    New York, New York  ____
                                    Attention:  Jonathan J. Russo

                                    Telephone:  (212) 702-5714
                                    Fax:  (212) 702-5941

All notices are effective upon receipt or upon refusal if properly delivered.

            7.5 Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            7.6 Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by Trump (by operation of law or otherwise) without the prior written consent of the Purchaser, except as provided herein, and any attempted assignment without such required consent shall be void. The Purchaser may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Purchaser or any purchaser of not less than 500,000 shares of Common Stock owned by the Purchaser, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). The Purchaser will require any such Successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Purchaser would be required to perform it if no such purchase, or succession had taken place. Upon any such permitted purchase or succession the references in this Agreement to the Purchaser shall also apply to any Successor unless the context otherwise requires.

            7.7 Public Announcement. The parties shall cooperate with respect to any public announcement relating to the transactions contemplated hereby or by the other Transaction Documents; and none of the parties will issue any public statement announcing such transaction without the prior consent of the others (which shall not be unreasonably withheld, delayed or conditioned), except as such party in good faith (based upon advice of counsel) believes is required by law and following notice to the other parties. If within three (3) Business Days after such notice to the other parties has been given, neither other party responds, their consents shall be deemed given.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            -----------------------------------
                                            ROBERT S. TRUMP

                                            /s/
                                            -------------------------------
                                            JEFFREY S. SILVERMAN



                                            FINANCIAL PERFORMANCE CORPORATION


                                            By: /s/
                                               -------------------------------
                                                 Name:
                                                 Title:

                                  SCHEDULE 3.2
                                       to
                        Stock Purchase and Sale Agreement

1. Filings under Section 13 of the Securities Exchange Act of 1934, as amended.

2. Filings under Section 16 of the Securities Exchange Act of 1934, as amended.

3. Prospectus delivery requirements pursuant to the Securities Act of 1933, as amended.

                                  SCHEDULE 3.3
                                       to
                        Stock Purchase and Sale Agreement

                                      None

                                  SCHEDULE 4.3
                                       to
                        Stock Purchase and Sale Agreement

1. Restated and Amended Managing Directors Agreement dated November 16, 1999 between MKP and Susan Michaelson.

2. Restated and Amended Managing Directors Agreement dated November 16, 1999 between MKP and Hillary Kelbick.

3. First Amendment to Restated and Amended Shareholders Agreement by and among MKP, Financial Performance Corporation, Susan Michaelson and Hillary Kelbick dated November 16, 1999.

                                  SCHEDULE 4.4
                                       to
                        Stock Purchase and Sale Agreement

                           SCHEDULE OF WARRANT HOLDERS

                        FINANCIAL PERFORMANCE CORPORATION

                             DATE: November 12, 1999

1.    Warrants dated September 15, 1995 (exercisable at $0.50/share until
      9-15-2010)

                  Holder                             No. of Warrants
                  ------                             ---------------

                  William F. Finley                  200,000

2.    Warrants dated September 15, 1996 (exercisable at $1.00/share until
      9-15-2006)

                  Holder                             No. of Warrants
                  ------                             ---------------

                  William F. Finley                  200,000
                  Susan Michaelson                   200,000
                  Hillary Kelbick                    200,000
                  Richard Levy                        50,000
                  Duncan G. Burke                     50,000
                  Phillip L. Hage                     25,000

3.    Warrants dated September 16, 1996 (exercisable at $1.00/share until
      9-15-2006)

                  Holder                              No. of Warrants
                  ------                              ---------------

                  Nora Byrne                           5,000
                  Siobhan Glennon                      5,000
                  Debra Kruper                         5,000
                  Pamela Reich                         5,000

4. Warrants dated December 1, 1996 (exercisable at $0.50/share until 11-30-1999)

                  Holder                              No. of Warrants
                  ------                              ---------------

                  Van Kasper & Company               150,000

5.    Warrants dated December 29, 1997 (exercisable at $0.50/share until
      11-30-1999)*

                  Holder                              No. of Warrants
                  ------                              ---------------

                  Richard Levy                        50,000
                  Duncan G. Burke                     50,000

6.    Warrants dated October 21, 1998 (exercisable at $0.50/share until
      10-31-2001)*

                  Holder                             No. of Warrants
                  ------                             ---------------

                  Richard Levy                       100,000
                  Duncan G. Burke                    100,000
                  Ottavio Serena                     200,000
                  Gary S. Friedman                    50,000
                  Charlotte Tuck                      50,000

*  Warrant expiration date extended until November 30, 2004.

                                  SCHEDULE 5.2
                                       to
                        Stock Purchase and Sale Agreement

1. Filings under Section 13 of the Securities Exchange Act of 1934, as amended.

2. Filings under Section 16 of the Securities Exchange Act of 1934, as amended.

                                   EXHIBIT 3


                        STOCK PURCHASE AND SALE AGREEMENT

                                      AMONG

                       FINANCIAL PERFORMANCE CORPORATION,

                                 ROBERT S. TRUMP

                                       AND

                                   RONALD NASH


                          Dated as of November 17, 1999

                        STOCK PURCHASE AND SALE AGREEMENT

      STOCK PURCHASE AND SALE AGREEMENT, dated as of November 17, 1999 (this "Agreement"), among Ronald Nash (the "Purchaser"), Robert S. Trump ("Trump") and Financial Performance Corporation, a New York corporation (the "Company").

                                   WITNESSETH:

      The Purchaser desires to acquire from Trump, and Trump desires to issue and sell to the Purchaser, for the consideration hereinafter provided, 500,000 shares (the "Shares") of the common stock, $.01 par value per share (the "Common Stock"), of Financial Performance Corporation. As used in this Agreement, the term the Company shall include Financial Performance Corporation and the subsidiaries of Financial Performance Corporation.

      Certain terms used in this Agreement are defined in Section 7.2 of this Agreement.

      NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

      1. Sale and Purchase of Shares.

            1.1 Sale and Purchase of Shares. Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants and agreements herein contained, contemporaneously with the execution hereof, Trump is, selling, assigning and conveying the Shares to the Purchaser, and the Purchaser is purchasing, acquiring and accepting from Trump, the Shares.

            1.2 Grant of Stock Option. Contemporaneously with the purchase and sale of the Shares hereunder, Trump is granting to the Purchaser a two-year option (the "First Stock Option"), the form of which is attached hereto as Exhibit A, to purchase up to 500,000 additional shares of Common Stock currently owned by Trump, beneficially and as of record.

            1.3 Grant of Stock Option. Contemporaneously with the purchase and sale of the Shares hereunder, Trump is granting to the Purchaser a three-year option (the "Second Stock Option"), the form of which is attached hereto as Exhibit B, to purchase up to 500,000 additional shares of Common Stock currently owned by Trump, beneficially and as of record.

            1.4 Grant of Stock Option. Contemporaneously with the purchase and sale of the Shares hereunder, Trump is granting to the Purchaser a three-year option (the "Third Stock Option"), the form of which is attached hereto as Exhibit C, to purchase up to 250,000 additional shares of Common Stock currently owned by Trump, beneficially and as of record (the First Stock Option, the Second Stock Option and the Third Stock Option are hereinafter referred to as the "Stock Options").

      2. Consideration. In full consideration for the Shares and the Stock Options, the Purchaser is contemporaneously herewith paying to Trump the purchase price of $250,000, which shall be payable by bank check or by wire transfer to an account designated by Trump.

      3. Representations and Warranties of Trump. Trump hereby represents and warrants to the Purchaser as follows:

            3.1 Authorization of Agreement. Trump has all requisite capacity, power and authority to execute and deliver this Agreement, the Stock Option Agreements, the Stockholders' Agreement dated as of the date hereof (the "Stockholders Agreement") and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Trump in connection with the consummation of the transactions contemplated by this Agreement (this Agreement, the Stock Option Agreements, the Stockholders Agreement and the other agreements, documents, instruments or certificates delivered in connection with this Agreement are hereinafter referred to as the "Transaction Documents"), and to perform fully his obligations hereunder and thereunder. This Agreement and each of the other Transaction Documents has been duly and validly executed and delivered by Trump. This Agreement and each of the other Transaction Documents constitutes the legal, valid and binding obligations of Trump, enforceable against Trump in accordance with this Agreement and each of the other Transaction Document's respective terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            3.2 No Conflicts; Consents of Third Parties. The execution and delivery by Trump of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance by Trump with any of the provisions hereof or thereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any "takeback" right or right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any Contract, Permit or Order to which Trump is a party or by which Trump or his properties or assets are bound; (ii) constitute a violation of any Law applicable to Trump; or (iii) except to the extent and as specifically created by the Transaction Documents result in the creation of any Lien upon the properties or assets of Trump. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Trump in connection with the execution and delivery of this Agreement or the other Transaction Documents, or the compliance by Trump, with any of the provisions hereof or thereof, except as expressly and specifically set forth in the Transaction Documents and except as set forth on Schedule 3.2 to this Agreement.

            3.3 Capitalization. (a) Except as set forth on Schedule 3.3 to this Agreement, there is no existing option, warrant, call, right, commitment or other agreement of any character which is currently in effect to which Trump is a party providing for the issuance, sale or transfer of any shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company, other than this Agreement, the Stockholders' Agreement, the Stock Option Agreements and the Registration Rights Agreement referred to in Section 6.2 below. Trump is not a party to or bound by any voting trust or other voting agreement with respect to any shares of capital stock or other contracts or arrangements restricting or relating to such capital stock or, except as set forth on Schedule 3.3, to any currently effective agreement relating to the issuance, sale, redemption, transfer or other disposition of capital stock of the Company, other than this Agreement, the Stockholders' Agreement, the Stock Option Agreements and the Registration Rights Agreement referred to in Section 6.2 below.

            (b) Trump is the sole beneficial and record owner of the Shares and the Option Shares, free and clear of all Liens, other than Liens that arise by operation of federal or state securities laws, and free and clear of all statutory preemptive rights and all non-statutory preemptive rights except as set forth in Schedule 3.3.

            3.4 Disclaimer. Trump does not make any representations or warranties to the Purchaser other than those expressly set forth herein.

      4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

            (a) This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            (b) No Conflicts; Consents of Third Parties. The execution and delivery by Trump of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance by Trump with any of the provisions hereof or thereof does not (i) conflict with, or result in the breach of, any provision of the certificate of incorporation or by-laws of the Company; (ii) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any "takeback" right or right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any Contract, Permit or Order to which the Company is a party or by which the Company or the properties or assets of the Company are bound; (iii) constitute a violation of any Law applicable to the Company; or (iv) result in the creation of any Lien upon the properties or assets of the Company. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement or the other Transaction Documents, or the compliance by the Company, with any of the provisions hereof or thereof, except as set forth on Schedule 4.1 to this Agreement or those required by the Registration Rights Agreement including any and all Securities and Exchange Commission (the "SEC") and Blue Sky filings.

            (c) The Company has filed all forms, reports and documents required to be filed by it under Sections 12, 13, 14 and 15 of the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the "SEC") since December 31, 1997 (collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933 or the Securities Exchange Act of 1934, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

            (d) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports has been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or in the Company SEC Reports), and each fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

            4.2 Capitalization.

            (a) The Shares and the Option Shares are validly issued, fully paid and non-assessable.

            (b) As of the date hereof, the Shares purchased by the Purchaser constitute 5.223823% of the issued and outstanding capital stock of Financial Performance Corporation.

            4.3 Contracts. There are no agreements between or among the Company, Michaelson Kelbick Partners Inc. ("MKP"), or any of the managing directors of MKP other than (a) those agreements that have been previously disclosed in writing to the Purchaser, (b) agreements involving a monetary amount less than $50,000 in the aggregate, (c) agreements which would not be material to, or have a material adverse effect on, the Company, and (d) those agreements listed on
Schedule 4.3.

            4.4 No Agreements. The Company is not a party to, and has no obligations under, any agreement (whether written or oral) or by operation of law to issue any shares of capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company, to any person or entity, except as set forth in this Agreement or the other Transaction Documents, or as set forth in Schedule 4.4 to this Agreement.

            4.5 Disclaimer. The Company does not make any representations or warranties to the Purchaser other than those expressly set forth herein.

      5. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Trump and the Company as follows:

            5.1 Authorization of Agreement. The Purchaser has all requisite capacity, power and authority to execute and deliver this Agreement, the Stock Option Agreements, the Stockholders Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement, and to perform fully his obligations hereunder and thereunder. This Agreement and each of the other Transaction Documents has been duly and validly executed and delivered by the Purchaser. This Agreement and each of the other Transaction Documents constitutes the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with this Agreement and each of the other Transaction Document's respective terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            5.2 No Conflicts; Consents of Third Parties. The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, and the compliance by the Purchaser with any of the provisions hereof or thereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any "takeback" right or right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any Contract, Permit or Order to which the Purchaser is a party or by which the Purchaser or his properties or assets are bound, or (ii) constitute a violation of any Law applicable to the Purchaser. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Purchaser in connection with the execution and delivery of this Agreement or the other Transaction Documents, or the compliance by the Purchaser, with any of the provisions hereof or thereof, except as set forth on
Schedule 5.2 to this Agreement.

            5.3 Investment Purpose. The Purchaser is acquiring the Shares for his own account and not with a view towards resale in violation of the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Shares at any time in accordance with applicable law.

            5.4 Information. The Purchaser and his advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Shares which have been requested by the Purchaser. The Purchaser and his advisors, if any, have been afforded the opportunity to review materials and to ask questions of the Company and have reviewed materials and asked questions of the Company to the extent the Purchaser and his advisors, if any, deem appropriate. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser or his advisors, if any, or his representatives shall modify, amend or affect the Purchaser's right to rely on the representations and warranties contained in Section 3, as to Trump, and Section 4, as to the Company, respectively. The Purchaser understands that his investment in the Shares involves a high degree of risk. The Purchaser has sought such accounting, legal and tax advice as he has considered necessary to make an informed investment decision with respect to his acquisition of the Shares.

The Purchaser acknowledges that he has sufficient experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment in the Shares.

            5.5 Disclaimer. The Purchaser does not make any representations or warranties to Trump other than those expressly set forth herein.

      6. Additional Agreements and Covenants of Trump.

            6.1 Transfer of Shares. Trump hereby agrees that he will not, directly or indirectly, Transfer any shares of capital stock of the Company (or any interest therein), any stock certificates representing the same or any voting trust certificate issued with respect to said capital stock, or any option, right or warrant to acquire shares of Common Stock, now or hereafter at any time owned by him (collectively, the "Remaining Shares"), to any Person (a "Transferee"), except pursuant to the Stock Option Agreements or as permitted under the Stockholders Agreement; provided, however, that Trump may Transfer any of the Remaining Shares to (x) any member of his immediate family, (y) a trust established for the benefit of any immediate member of his family or (z) any entity wholly-owned by Trump and established solely for the purpose of holding title to such shares and performing Trump's obligations under this Agreement, in each case as long as any Transferee in clause (x), (y) or (z) assumes and agrees in writing to be bound by all of the terms of this Agreement; provided, further, that Trump may Transfer any of the Remaining Shares by pledge or hypothecation if the Transferee assumes and agrees in writing to be bound by all of the terms of this Agreement. Notwithstanding the provisos to the prior sentence or anything to the contrary contained herein, Trump may not Transfer any of the Option Shares which are subject to a Stock Option Agreement until such Stock Option Agreement has terminated or expired. For purposes of this Agreement, "Transfer" shall mean with respect to any capital stock, (i) any sale, assignment or transfer of such capital stock or any right or interest therein,
(ii) any pledge or hypothecation of such capital stock or any interest therein,
(iii) any grant, sale or other transfer of securities convertible into or exchangeable or exercisable for or other options, warrants or rights to acquire such capital stock or any interest therein and (iv) any other direct or indirect transfer of such capital stock or any interest therein, including by operation of law (it being understood that any transferee by operation of law shall be required to comply with the provisions of this Section 6.1).

            6.2 Trump hereby transfers, sets over and assigns to Silverman all of Trump's right, title and interest, in and to, the Registration Rights Agreement dated the date hereof among Financial Performance Corporation, Trump, William Finley, the Purchaser and Ronald Nash with respect to the Shares and the Option Shares.

      7. Miscellaneous.

            7.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the Closing for the benefit of the parties hereto; provided, however, that the representations and warranties of the Company other than Section 4.2(a) shall expire one year from the date hereof; provided, further, however, that the representations and warranties of the Purchaser to the Company shall expire one year from the date hereof.

            7.2 Certain Definitions.

            "Affiliate" shall have the meaning specified by Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

            "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy. commitment or other arrangement or agreement, whether written or oral.

            "Governmental Body" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

            "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline.

            "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

            "Option Shares" means the shares of Common Stock issuable upon the exercise of the Stock Options pursuant to the terms of the Stock Option Agreements.

            "Order" means any order, consent, consent order, injunction, judgment, decree, consent decree, ruling, writ, assessment or arbitration award.

            "Permit" means any approval, authorization, registration, consent, license, permit or certificate by any Governmental Body.

            "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

            "Stock Option Agreements" means the agreements attached as Exhibits A, B and C hereto, regarding the First Stock Option, Second Stock Option and the Third Option.

            7.3 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            7.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, upon delivery to a nationally recognized overnight courier service, or when mailed by certified mail, return receipt requested, to the parties at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

                           If to Trump, to:

                                    Robert S. Trump
                                    c/o Trump Management, Inc.

                                    2611 W. 2nd Street
                                    Brooklyn, New York  11223
                                    Telephone:  (718) 743-4400
                                    Fax:  (718) 891-3609

                           With a copy to:

                                    Gary Friedman
                                    Kaufman, Friedman, Plotnicki & Grun, LLP
                                    300 E. 42nd Street
                                    New York, New York  10017
                                    Telephone:  (212) 973-3320
                                    Fax:  (212) 687-3179

If to the Purchaser, to:

                                    Ronald Nash
                                    LTS Capital Partners
                                    777 Third Avenue
                                    New York, New York 10017
                                    Telephone:  (212) 446-0229
                                    Fax:  (212) 421-2933

                           With a copy to:

                                    Kramer Levin Naftalis & Frankel LLP
                                    919 Third Avenue
                                    New York, NY 10022
                                    Attention:  Howard A. Sobel
                                    Telephone:  (212) 715-9326
                                    Fax:  (212) 715-8000

If to the Company, to:

                                    Financial Performance Corporation
                                    335 Madison Avenue, 8th Floor
                                    New York, New York  10017
                                    Attention:  President
                                    Telephone:  (212) 557-0401
                                    Fax:  (212) 557-0490

                           With a copy to:

                                    Baer Marks & Upham LLP
                                    805 Third Avenue
                                    New York, New York  ____
                                    Attention:  Jonathan J. Russo

                                    Telephone:  (212) 702-5714
                                    Fax:  (212) 702-5941

All notices are effective upon receipt or upon refusal if properly delivered.

            7.5 Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            7.6 Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by Trump (by operation of law or otherwise) without the prior written consent of the Purchaser, except as provided herein, and any attempted assignment without such required consent shall be void. The Purchaser may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Purchaser or any purchaser of not less than 500,000 shares of Common Stock owned by the Purchaser, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). The Purchaser will require any such Successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Purchaser would be required to perform it if no such purchase, or succession had taken place. Upon any such permitted purchase or succession the references in this Agreement to the Purchaser shall also apply to any Successor unless the context otherwise requires.

            7.7 Public Announcement. The parties shall cooperate with respect to any public announcement relating to the transactions contemplated hereby or by the other Transaction Documents; and none of the parties will issue any public statement announcing such transaction without the prior consent of the others (which shall not be unreasonably withheld, delayed or conditioned), except as such party in good faith (based upon advice of counsel) believes is required by law and following notice to the other parties. If within three (3) Business Days after such notice to the other parties has been given, neither other party responds, their consents shall be deemed given.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ------------------------------------
                                            ROBERT S. TRUMP

                                            /s/
                                            ------------------------------------
                                            RONALD NASH



                                            FINANCIAL PERFORMANCE CORPORATION


                                            By: /s/
                                               ---------------------------------
                                                 Name:
                                                 Title:

                                  SCHEDULE 3.2
                                       to
                        Stock Purchase and Sale Agreement

1. Filings under Section 13 of the Securities Exchange Act of 1934, as amended.

2. Filings under Section 16 of the Securities Exchange Act of 1934, as amended.

3. Prospectus delivery requirements pursuant to the Securities Act of 1933, as amended.

                                  SCHEDULE 3.3
                                       to
                        Stock Purchase and Sale Agreement

                                      None

                                  SCHEDULE 4.3
                                       to
                        Stock Purchase and Sale Agreement

1. Restated and Amended Managing Directors Agreement dated November 16, 1999 between MKP and Susan Michaelson.

2. Restated and Amended Managing Directors Agreement dated November 16, 1999 between MKP and Hillary Kelbick.

3. First Amendment to Restated and Amended Shareholders Agreement by and among MKP, Financial Performance Corporation, Susan Michaelson and Hillary Kelbick dated November 16, 1999.

                                  SCHEDULE 4.4
                                       to
                        Stock Purchase and Sale Agreement

                           SCHEDULE OF WARRANT HOLDERS

                        FINANCIAL PERFORMANCE CORPORATION

                             DATE: November 12, 1999

1. Warrants dated September 15, 1995 (exercisable at $0.50/share until
   9-15-2010)

                  Holder                             No. of Warrants
                  ------                             ---------------

                  William F. Finley                  200,000

2.    Warrants dated September 15, 1996 (exercisable at $1.00/share until
      9-15-2006)

                  Holder                             No. of Warrants
                  ------                             ---------------

                  William F. Finley                  200,000
                  Susan Michaelson                   200,000
                  Hillary Kelbick                    200,000
                  Richard Levy                        50,000
                  Duncan G. Burke                     50,000
                  Phillip L. Hage                     25,000

3.    Warrants dated September 16, 1996 (exercisable at $1.00/share until
      9-15-2006)

                  Holder                             No. of Warrants
                  ------                             ---------------

                  Nora Byrne                           5,000
                  Siobhan Glennon                      5,000
                  Debra Kruper                         5,000
                  Pamela Reich                         5,000

4.    Warrants dated December 1, 1996 (exercisable at $0.50/share until
      11-30-1999)

                  Holder                             No. of Warrants
                  ------                             ---------------

                  Van Kasper & Company               150,000

5.    Warrants dated December 29, 1997 (exercisable at $0.50/share until
      11-30-1999)*

                  Holder                             No. of Warrants
                  ------                             ---------------

                  Richard Levy                        50,000
                  Duncan G. Burke                     50,000

6.    Warrants dated October 21, 1998 (exercisable at $0.50/share until
      10-31-2001)*

                  Holder                             No. of Warrants
                  ------                             ---------------

                  Richard Levy                       100,000
                  Duncan G. Burke                    100,000
                  Ottavio Serena                     200,000
                  Gary S. Friedman                    50,000
                  Charlotte Tuck                      50,000

*  Warrant expiration date extended until November 30, 2004.

                                  SCHEDULE 5.2
                                       to
                        Stock Purchase and Sale Agreement

1. Filings under Section 13 of the Securities Exchange Act of 1934, as amended.

2. Filings under Section 16 of the Securities Exchange Act of 1934, as amended.

                                    EXHIBIT 4

                                OPTION AGREEMENT


      OPTION AGREEMENT, dated November 17, 1999 (this "Agreement"), by and between Jeffrey S. Silverman (the "Optionholder") and Robert S. Trump (the "Shareholder").

                                   WITNESSETH

            The Optionholder and the Shareholder are each party to a Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; capitalized terms used but not defined herein have the meanings set forth in the Purchase Agreement), providing for, among other things, the Optionholder's acquisition of 500,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company").

            As a condition and inducement to the Optionholder's willingness to enter into the Purchase Agreement, the Optionholder has requested that the Shareholder agree, and the Shareholder has agreed, to grant the Optionholder the Option (as defined below).

            NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Grant of Option.

            (a) Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby grants an irrevocable option (the "Option") to the Optionholder to purchase up to 500,000 shares (the "Shares") of Common Stock of the Company owned, beneficially and of record, by the Shareholder, at a purchase price of $.8125 per Share.

            (b) The Option may be partially exercised from time to time in denominations of 50,000 shares or more in any one instance. The Option may not be exercised in part more than six times in a calendar year.

            (c) The Option shall expire and cease to be exercisable two years after the date of this Agreement (November 17, 2001) (the "Termination Date").

            2. Method of Exercise. (a) The Option or any part thereof may be exercised by the giving of a written notice to the Shareholder (each an "Exercise Notice") executed by or on behalf of the Optionholder, to the Shareholder at the address set forth in Section 5.4 of the Purchase Agreement, which Exercise Notice shall state the election to exercise the Option, the number of whole Shares with respect to which the Option is being exercised and the place (in New York City) and date for the closing of the purchase; provided that such date shall be not earlier than three business days nor later than fifteen business days from the date such notice is given, and provided, further, that if such purchase cannot be consummated during such fifteen business day period due to any law or regulation, the date for the closing of such purchase shall be within five business days following the cessation of such restriction on consummation.

            3. Payment and Delivery of Shares. At any closing hereunder, (a) the Optionholder shall pay the aggregate purchase price for the Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump, and (b) the Shareholder shall deliver to the Optionholder (i) a certificate or certificates representing the Shares so purchased registered in the name of the Optionholder or his designee or (ii) a certificate or certificates representing the Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such Shares are held, written notice to transfer record and beneficial ownership of the Shares purchased by the Optionholder to the brokerage account of the Optionholder. The Optionholder shall designate his brokerage account together with the Exercise Notice. The Optionholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However it shall be solely Trump's obligation to effectuate such transfer of ownership.

            4. Representations and Warranties of the Shareholder.

            (a) The representations and warranties of the Shareholder contained in Section 3 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            (b) Prior to the Termination Date, the Shareholder will not take, and will not permit anyone else to take, any action which might have the effect of preventing or disabling the Shareholder from delivering the Shares (free and clear of any liens, claims, security interests, or encumbrances whatsoever) to the Optionholder upon exercise of the Option or from otherwise performing its obligations under this Agreement.

            4A. Representations and Warranties of the Optionholder. The representations and warranties of the Optionholder contained in Section 5 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            5. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Optionholder shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 5(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Optionholder shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Optionholder would have been entitled to receive had the Option been exercised immediately prior to such transaction.

            6. Specific Performance. The Shareholder acknowledges and agrees that the breach or threatened breach of this Agreement would cause irreparable damage to the Optionholder and that the Optionholder will not have an adequate remedy at law. Accordingly, the Shareholder expressly acknowledges that the Optionholder shall be entitled to specific performance, injunctive relief or any other equitable remedy against the Shareholder, in the event of any breach or threatened breach of any provision of this Agreement by the Shareholder. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

            7. Further Assurances. The Shareholder and the Optionholder each agree to execute and deliver such other reasonable documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            8. Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

            9. Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            11. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered in the manner and at the addresses set forth in Section 5.4 of the Purchase Agreement.

            12. Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            13. Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Shareholder (by operation of law or otherwise) without the prior written consent of the Optionholder and any attempted assignment without such required consent shall be void. The Optionholder may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Optionholder or any purchaser of the Option, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). Upon any such permitted purchase or succession the references in this Agreement to the Optionholder shall also apply to any Successor unless the context otherwise requires.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ----------------------------
                                            Robert S. Trump

                                            /s/
                                            ----------------------------
                                            Jeffrey S. Silverman

                                OPTION AGREEMENT


      OPTION AGREEMENT, dated November 17, 1999 (this "Agreement"), by and between Jeffrey S. Silverman (the "Optionholder") and Robert S. Trump (the "Shareholder").

                                   WITNESSETH

            The Optionholder and the Shareholder are each party to a Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; capitalized terms used but not defined herein have the meanings set forth in the Purchase Agreement), providing for, among other things, the Optionholder's acquisition of 500,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company").

            As a condition and inducement to the Optionholder's willingness to enter into the Purchase Agreement, the Optionholder has requested that the Shareholder agree, and the Shareholder has agreed, to grant the Optionholder the Option (as defined below).

            NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Grant of Option.

            (a) Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby grants an irrevocable option (the "Option") to the Optionholder to purchase up to 500,000 shares (the "Shares") of Common Stock of the Company owned, beneficially and of record, by the Shareholder, at a purchase price of $1.3125 per Share.

            (b) The Option may be partially exercised from time to time in denominations of 50,000 shares or more in any one instance. The Option may not be exercised in part more than six times in a calendar year.

            (c) The Option shall expire and cease to be exercisable three years after the date of this Agreement (November 17, 2002) (the "Termination Date").

            2. Method of Exercise. (a) The Option or any part thereof may be exercised by the giving of a written notice to the Shareholder (each an "Exercise Notice") executed by or on behalf of the Optionholder, to the Shareholder at the address set forth in Section 5.4 of the Purchase Agreement, which Exercise Notice shall state the election to exercise the Option, the number of whole Shares with respect to which the Option is being exercised and the place (in New York City) and date for the closing of the purchase; provided that such date shall be not earlier than three business days nor later than fifteen business days from the date such notice is given, and provided, further, that if such purchase cannot be consummated during such fifteen business day period due to any law or regulation, the date for the closing of such purchase shall be within five business days following the cessation of such restriction on consummation.

            3. Payment and Delivery of Shares. At any closing hereunder, (a) the Optionholder shall pay the aggregate purchase price for the Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump, and (b) the Shareholder shall deliver to the Optionholder (i) a certificate or certificates representing the Shares so purchased registered in the name of the Optionholder or his designee or (ii) a certificate or certificates representing the Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such Shares are held, written notice to transfer record and beneficial ownership of the Shares purchased by the Optionholder to the brokerage account of the Optionholder. The Optionholder shall designate his brokerage account together with the Exercise Notice. The Optionholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However it shall be solely Trump's obligation to effectuate such transfer of ownership.

            4. Representations and Warranties of the Shareholder.

            (a) The representations and warranties of the Shareholder contained in Section 3 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            (b) Prior to the Termination Date, the Shareholder will not take, and will not permit anyone else to take, any action which might have the effect of preventing or disabling the Shareholder from delivering the Shares (free and clear of any liens, claims, security interests, or encumbrances whatsoever) to the Optionholder upon exercise of the Option or from otherwise performing its obligations under this Agreement.

            4A. Representations and Warranties of the Optionholder. The representations and warranties of the Optionholder contained in Section 5 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            5. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Optionholder shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 5(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Optionholder shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Optionholder would have been entitled to receive had the Option been exercised immediately prior to such transaction.

            6. Specific Performance. The Shareholder acknowledges and agrees that the breach or threatened breach of this Agreement would cause irreparable damage to the Optionholder and that the Optionholder will not have an adequate remedy at law. Accordingly, the Shareholder expressly acknowledges that the Optionholder shall be entitled to specific performance, injunctive relief or any other equitable remedy against the Shareholder, in the event of any breach or threatened breach of any provision of this Agreement by the Shareholder. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

            7. Further Assurances. The Shareholder and the Optionholder each agree to execute and deliver such other reasonable documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            8. Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

            9. Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            11. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered in the manner and at the addresses set forth in Section 5.4 of the Purchase Agreement.

            12. Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            13. Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Shareholder (by operation of law or otherwise) without the prior written consent of the Optionholder and any attempted assignment without such required consent shall be void. The Optionholder may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Optionholder or any purchaser of the Option, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). Upon any such permitted purchase or succession the references in this Agreement to the Optionholder shall also apply to any Successor unless the context otherwise requires.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ----------------------------
                                            Robert S. Trump

                                            /s/
                                            ----------------------------
                                            Jeffrey S. Silverman

                                OPTION AGREEMENT


      OPTION AGREEMENT, dated November 17, 1999 (this "Agreement"), by and between Jeffrey S. Silverman (the "Optionholder") and Robert S. Trump (the "Shareholder").

                                   WITNESSETH

            The Optionholder and the Shareholder are each party to a Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; capitalized terms used but not defined herein have the meanings set forth in the Purchase Agreement), providing for, among other things, the Optionholder's acquisition of 250,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company").

            As a condition and inducement to the Optionholder's willingness to enter into the Purchase Agreement, the Optionholder has requested that the Shareholder agree, and the Shareholder has agreed, to grant the Optionholder the Option (as defined below).

            NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Grant of Option.

            (a) Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby grants an irrevocable option (the "Option") to the Optionholder to purchase up to 250,000 shares (the "Shares") of Common Stock of the Company owned, beneficially and of record, by the Shareholder, at a purchase price of $5.00 per Share.

            (b) The Option may be partially exercised from time to time in denominations of 50,000 shares or more in any one instance. The Option may not be exercised in part more than six times in a calendar year.

            (c) The Option shall expire and cease to be exercisable three years after the date of this Agreement (November 17, 2002) (the "Termination Date").

            2. Method of Exercise. (a) The Option or any part thereof may be exercised by the giving of a written notice to the Shareholder (each an "Exercise Notice") executed by or on behalf of the Optionholder, to the Shareholder at the address set forth in Section 5.4 of the Purchase Agreement, which Exercise Notice shall state the election to exercise the Option, the number of whole Shares with respect to which the Option is being exercised and the place (in New York City) and date for the closing of the purchase; provided that such date shall be not earlier than three business days nor later than fifteen business days from the date such notice is given, and provided, further, that if such purchase cannot be consummated during such fifteen business day period due to any law or regulation, the date for the closing of such purchase shall be within five business days following the cessation of such restriction on consummation.

            3. Payment and Delivery of Shares. At any closing hereunder, (a) the Optionholder shall pay the aggregate purchase price for the Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump, and (b) the Shareholder shall deliver to the Optionholder (i) a certificate or certificates representing the Shares so purchased registered in the name of the Optionholder or his designee or (ii) a certificate or certificates representing the Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such Shares are held, written notice to transfer record and beneficial ownership of the Shares purchased by the Optionholder to the brokerage account of the Optionholder. The Optionholder shall designate his brokerage account together with the Exercise Notice. The Optionholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However it shall be solely Trump's obligation to effectuate such transfer of ownership.

            4. Representations and Warranties of the Shareholder.

            (a) The representations and warranties of the Shareholder contained in Section 3 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            (b) Prior to the Termination Date, the Shareholder will not take, and will not permit anyone else to take, any action which might have the effect of preventing or disabling the Shareholder from delivering the Shares (free and clear of any liens, claims, security interests, or encumbrances whatsoever) to the Optionholder upon exercise of the Option or from otherwise performing its obligations under this Agreement.

            4A. Representations and Warranties of the Optionholder. The representations and warranties of the Optionholder contained in Section 5 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            5. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Optionholder shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 5(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Optionholder shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Optionholder would have been entitled to receive had the Option been exercised immediately prior to such transaction.

            6. Specific Performance. The Shareholder acknowledges and agrees that the breach or threatened breach of this Agreement would cause irreparable damage to the Optionholder and that the Optionholder will not have an adequate remedy at law. Accordingly, the Shareholder expressly acknowledges that the Optionholder shall be entitled to specific performance, injunctive relief or any other equitable remedy against the Shareholder, in the event of any breach or threatened breach of any provision of this Agreement by the Shareholder. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

            7. Further Assurances. The Shareholder and the Optionholder each agree to execute and deliver such other reasonable documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            8. Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

            9. Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            11. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered in the manner and at the addresses set forth in Section 5.4 of the Purchase Agreement.

            12. Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            13. Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Shareholder (by operation of law or otherwise) without the prior written consent of the Optionholder and any attempted assignment without such required consent shall be void. The Optionholder may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Optionholder or any purchaser of the Option, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). Upon any such permitted purchase or succession the references in this Agreement to the Optionholder shall also apply to any Successor unless the context otherwise requires.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ----------------------------
                                            Robert S. Trump


                                            /s/
                                            ----------------------------
                                            Jeffrey S. Silverman

                                   EXHIBIT 5

                        FINANCIAL PERFORMANCE CORPORATION

                             STOCK OPTION AGREEMENT

            STOCK OPTION AGREEMENT (the "Agreement"), dated as of November 17, 1999, between FINANCIAL PERFORMANCE CORPORATION, a New York corporation (the "Company"), having an address at 335 Madison Avenue, 8th floor, New York, New York 10017 and JEFFREY SILVERMAN, having an address at c/o LTS Capital Partners, 777 Third Avenue, New York, New York 10017 (the "Grantee").

            The Company hereby grants to the Grantee an irrevocable nonqualified stock option (the "Option") to purchase from time to time all or any part of an aggregate of 1,000,000 shares of the Company's common stock, $.01 par value per share (the "Shares"). This Option is a nonqualified Stock Option which is not intended to be an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

            To evidence the Option and to set forth its terms, the Company and the Grantee agree as follows:

            1. Confirmation of Grant. The Company hereby evidences and confirms its grant of the Option to the Grantee on the date of this Agreement.

            2. Number of Shares. This Option shall be for an aggregate of 1,000,000 Shares.

            3. Exercise Price. The exercise price shall be $.43 per share, which amount equals the closing sale price of the Company's common stock as quoted on the OTC Bulletin Board as of the close of business on November 15, 1999.

            4. Medium and Time of Payment. The exercise price of the Option shall be paid in cash or by check payable to the order of the Company at the time of exercise. In addition, the Company shall accept full or partial payment in Shares previously owned by the Grantee having an aggregate fair market value on the date of exercise equal to the portion of the exercise price being so paid. The option may be partially exercised from time to time.

            Payment in full for all Shares with respect to which the Option is then being exercised shall be required before the issuance of any Shares pursuant to the exercise of the Option. In connection with the delivery of any certificates representing the Shares, the Company shall, at the request of the Grantee, withhold a number of Shares having an aggregate fair market value on the date of the exercise of the Option equal to the taxes then required by applicable federal, state and local law to be so withheld and such shares shall be irrevocably returned to treasury stock of the Company. If the Grantee does not so request the Company to withhold Shares, the Grantee shall pay to the Company any amount necessary to satisfy any applicable federal, state, or local tax withholding obligations.

            5. Term and Exercise of the Option. The Option shall expire five years from the date of this Agreement and may be exercised for all or any portion of the Shares (in whole shares) at any time and from time to time during such period.

            This Option may be exercised only by written notice to the Company indicating the number of whole Shares which are being purchased. Such notice must be signed by the Grantee and be accompanied by full payment of the exercise price.

            6. Transferability. The Option may only be transferred to an Affiliate of Grantee or by will or the laws of descent and distribution.

            7. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Grantee shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 10(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Grantee shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Grantee would have been entitled to receive had the Option been exercised immediately prior to such transaction.

      8. Representations and Warranties of the Company. The Company hereby represents and warrants to the Grantee as follows:

            8.1 This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            8.2 No Conflicts; Consents of Third Parties. The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by the Company with any of the provisions hereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any right of termination or acceleration under any Contract, Permit or Order to which the Company is a party or by which the Company or its assets or properties are bound; (ii) constitute a violation of any Law applicable to the Company or (iii) result in the creation of any Lien upon the properties or assets of the Company. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement, or the compliance by the Company with any of the provisions hereof or thereof, except as set forth on Schedule 4.1 of the Stock Purchase and Sale Agreement dated the date hereof by and among the Company, Silverman and Robert
S. Trump.

            8.3 Reservation of Shares. The Company has reserved for issuance out of the authorized capital stock of the Company a number of shares of the Company's common stock equal to the number of shares of the Company's common stock issuable upon the exercise of the Option.

      9. No Limitation on Rights of the Company. The grant of this Option shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets.

      10. Rights as a Shareholder. The Grantee shall have the rights of a shareholder with respect to the Shares covered by the Option only upon becoming the holder of record of those Shares.

      11. Compliance with Applicable Law. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates for Shares pursuant to the exercise of the Option, unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority, and the requirements of any exchange upon which Shares are traded. Absent any agreement with the Company specifically providing for such terms, the Company shall in no event be obligated to register any securities pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended). The Company hereby agrees to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement from and after the date hereof.

      12. No Obligation to Exercise Option. The granting of the Option shall impose no obligation upon the Grantee to exercise the Option.

      13. Agreement Not a Contract of Employment. This Agreement is not a contract of employment, and the terms of the Grantee's Board membership or the relationship of the Grantee with the Company or any Affiliate shall not be affected in any way by this Agreement except as specifically provided herein. The execution of this Agreement shall not be construed as conferring any legal rights upon the Grantee for a continuation as a member of the Board or of any other relationship between the Grantee and the Company or any Affiliate, nor shall it interfere with the right of shareholders of the Company to remove the Grantee from the Board or the right of the Company or any Affiliate to treat the Grantee without regard to the effect which that treatment might have upon him as a Grantee.

      14. Certain Definitions.

            "Affiliate" shall have the meaning specified in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

            "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

            "Governmental Body" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

            "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline.

            "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

            "Order" means any order, consent, consent order, injunction, judgment, decree, consent decree, ruling, writ, assessment or arbitration award.

            "Permit" means any approval, authorization, registration, consent, license permit or certificate by any Governmental Body.

            "Person" means any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Government Body or other entity.

      15. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by certified, registered, or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or, if mailed, four days after the date of deposit in the United States mails, to each party at its address set forth above or to such other address as may be designated in a notice given in accordance with this Section.

      16. Governing Law. Except to the extent preempted by Federal law, this Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of New York without regard to any rules regarding conflicts of law.

            IN WITNESS WHEREOF, the Company and the Grantee have duly executed this Stock Option Agreement as of the date first written above.


                                            FINANCIAL PERFORMANCE CORPORATION


                                            By:  /s/
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            /s/
                                            ------------------------------------
                                            JEFFREY SILVERMAN

                                   EXHIBIT 6

                                OPTION AGREEMENT

      OPTION AGREEMENT, dated November 17, 1999 (this "Agreement"), by and between Ronald Nash (the "Optionholder") and Robert S. Trump (the
"Shareholder").

                                   WITNESSETH

            The Optionholder and the Shareholder are each party to a Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; capitalized terms used but not defined herein have the meanings set forth in the Purchase Agreement), providing for, among other things, the Optionholder's acquisition of 500,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company").

            As a condition and inducement to the Optionholder's willingness to enter into the Purchase Agreement, the Optionholder has requested that the Shareholder agree, and the Shareholder has agreed, to grant the Optionholder the Option (as defined below).

            NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Grant of Option.

            (a) Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby grants an irrevocable option (the "Option") to the Optionholder to purchase up to 500,000 shares (the "Shares") of Common Stock of the Company owned, beneficially and of record, by the Shareholder, at a purchase price of $.8125 per Share.

            (b) The Option may be partially exercised from time to time in denominations of 50,000 shares or more in any one instance. The Option may not be exercised in part more than six times in a calendar year.

            (c) The Option shall expire and cease to be exercisable two years after the date of this Agreement (November 17, 2001) (the "Termination Date").

            2. Method of Exercise. (a) The Option or any part thereof may be exercised by the giving of a written notice to the Shareholder (each an "Exercise Notice") executed by or on behalf of the Optionholder, to the Shareholder at the address set forth in Section 5.4 of the Purchase Agreement, which Exercise Notice shall state the election to exercise the Option, the number of whole Shares with respect to which the Option is being exercised and the place (in New York City) and date for the closing of the purchase; provided that such date shall be not earlier than three business days nor later than fifteen business days from the date such notice is given, and provided, further, that if such purchase cannot be consummated during such fifteen business day period due to any law or regulation, the date for the closing of such purchase shall be within five business days following the cessation of such restriction on consummation.

            3. Payment and Delivery of Shares. At any closing hereunder, (a) the Optionholder shall pay the aggregate purchase price for the Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump, and (b) the Shareholder shall deliver to the Optionholder (i) a certificate or certificates representing the Shares so purchased registered in the name of the Optionholder or his designee or (ii) a certificate or certificates representing the Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such Shares are held, written notice to transfer record and beneficial ownership of the Shares purchased by the Optionholder to the brokerage account of the Optionholder. The Optionholder shall designate his brokerage account together with the Exercise Notice. The Optionholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However it shall be solely Trump's obligation to effectuate such transfer of ownership.

            4. Representations and Warranties of the Shareholder.

            (a) The representations and warranties of the Shareholder contained in Section 3 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            (b) Prior to the Termination Date, the Shareholder will not take, and will not permit anyone else to take, any action which might have the effect of preventing or disabling the Shareholder from delivering the Shares (free and clear of any liens, claims, security interests, or encumbrances whatsoever) to the Optionholder upon exercise of the Option or from otherwise performing its obligations under this Agreement.

            4A. Representations and Warranties of the Optionholder. The representations and warranties of the Optionholder contained in Section 5 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            5. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Optionholder shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 5(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Optionholder shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Optionholder would have been entitled to receive had the Option been exercised immediately prior to such transaction.

            6. Specific Performance. The Shareholder acknowledges and agrees that the breach or threatened breach of this Agreement would cause irreparable damage to the Optionholder and that the Optionholder will not have an adequate remedy at law. Accordingly, the Shareholder expressly acknowledges that the Optionholder shall be entitled to specific performance, injunctive relief or any other equitable remedy against the Shareholder, in the event of any breach or threatened breach of any provision of this Agreement by the Shareholder. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

            7. Further Assurances. The Shareholder and the Optionholder each agree to execute and deliver such other reasonable documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            8. Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

            9. Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            11. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered in the manner and at the addresses set forth in Section 5.4 of the Purchase Agreement.

            12. Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            13. Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Shareholder (by operation of law or otherwise) without the prior written consent of the Optionholder and any attempted assignment without such required consent shall be void. The Optionholder may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Optionholder or any purchaser of the Option, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). Upon any such permitted purchase or succession the references in this Agreement to the Optionholder shall also apply to any Successor unless the context otherwise requires.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ----------------------------
                                            Robert S. Trump

                                            /s/
                                            ----------------------------
                                            Ronald Nash

                                OPTION AGREEMENT


         OPTION AGREEMENT, dated November 17, 1999 (this "Agreement"), by and between Ronald Nash (the "Optionholder") and Robert S. Trump (the
"Shareholder").

                                   WITNESSETH

            The Optionholder and the Shareholder are each party to a Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; capitalized terms used but not defined herein have the meanings set forth in the Purchase Agreement), providing for, among other things, the Optionholder's acquisition of 500,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company").

            As a condition and inducement to the Optionholder's willingness to enter into the Purchase Agreement, the Optionholder has requested that the Shareholder agree, and the Shareholder has agreed, to grant the Optionholder the Option (as defined below).

            NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Grant of Option.

            (a) Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby grants an irrevocable option (the "Option") to the Optionholder to purchase up to 500,000 shares (the "Shares") of Common Stock of the Company owned, beneficially and of record, by the Shareholder, at a purchase price of $1.3125 per Share.

            (b) The Option may be partially exercised from time to time in denominations of 50,000 shares or more in any one instance. The Option may not be exercised in part more than six times in a calendar year.

            (c) The Option shall expire and cease to be exercisable three years after the date of this Agreement (November 17, 2002) (the "Termination Date").

            2. Method of Exercise. (a) The Option or any part thereof may be exercised by the giving of a written notice to the Shareholder (each an "Exercise Notice") executed by or on behalf of the Optionholder, to the Shareholder at the address set forth in Section 5.4 of the Purchase Agreement, which Exercise Notice shall state the election to exercise the Option, the number of whole Shares with respect to which the Option is being exercised and the place (in New York City) and date for the closing of the purchase; provided that such date shall be not earlier than three business days nor later than fifteen business days from the date such notice is given, and provided, further, that if such purchase cannot be consummated during such fifteen business day period due to any law or regulation, the date for the closing of such purchase shall be within five business days following the cessation of such restriction on consummation.

            3. Payment and Delivery of Shares. At any closing hereunder, (a) the Optionholder shall pay the aggregate purchase price for the Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump, and (b) the Shareholder shall deliver to the Optionholder (i) a certificate or certificates representing the Shares so purchased registered in the name of the Optionholder or his designee or (ii) a certificate or certificates representing the Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such Shares are held, written notice to transfer record and beneficial ownership of the Shares purchased by the Optionholder to the brokerage account of the Optionholder. The Optionholder shall designate his brokerage account together with the Exercise Notice. The Optionholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However it shall be solely Trump's obligation to effectuate such transfer of ownership.

            4. Representations and Warranties of the Shareholder.

            (a) The representations and warranties of the Shareholder contained in Section 3 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            (b) Prior to the Termination Date, the Shareholder will not take, and will not permit anyone else to take, any action which might have the effect of preventing or disabling the Shareholder from delivering the Shares (free and clear of any liens, claims, security interests, or encumbrances whatsoever) to the Optionholder upon exercise of the Option or from otherwise performing its obligations under this Agreement.

            4A. Representations and Warranties of the Optionholder. The representations and warranties of the Optionholder contained in Section 5 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            5. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Optionholder shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 5(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Optionholder shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Optionholder would have been entitled to receive had the Option been exercised immediately prior to such transaction.

            6. Specific Performance. The Shareholder acknowledges and agrees that the breach or threatened breach of this Agreement would cause irreparable damage to the Optionholder and that the Optionholder will not have an adequate remedy at law. Accordingly, the Shareholder expressly acknowledges that the Optionholder shall be entitled to specific performance, injunctive relief or any other equitable remedy against the Shareholder, in the event of any breach or threatened breach of any provision of this Agreement by the Shareholder. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

            7. Further Assurances. The Shareholder and the Optionholder each agree to execute and deliver such other reasonable documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            8. Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

            9. Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            11. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered in the manner and at the addresses set forth in Section 5.4 of the Purchase Agreement.

            12. Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            13. Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Shareholder (by operation of law or otherwise) without the prior written consent of the Optionholder and any attempted assignment without such required consent shall be void. The Optionholder may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Optionholder or any purchaser of the Option, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). Upon any such permitted purchase or succession the references in this Agreement to the Optionholder shall also apply to any Successor unless the context otherwise requires.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ----------------------------
                                            Robert S. Trump

                                            /s/
                                            ----------------------------
                                            Ronald Nash

                                OPTION AGREEMENT


         OPTION AGREEMENT, dated November 17, 1999 (this "Agreement"), by and between Ronald Nash (the "Optionholder") and Robert S. Trump (the
"Shareholder").

                                   WITNESSETH

            The Optionholder and the Shareholder are each party to a Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; capitalized terms used but not defined herein have the meanings set forth in the Purchase Agreement), providing for, among other things, the Optionholder's acquisition of 250,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Financial Performance Corporation, a New York corporation (the "Company").

            As a condition and inducement to the Optionholder's willingness to enter into the Purchase Agreement, the Optionholder has requested that the Shareholder agree, and the Shareholder has agreed, to grant the Optionholder the Option (as defined below).

            NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements hereinafter contained, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Grant of Option.

            (a) Subject to and upon the terms and conditions set forth in this Agreement, the Shareholder hereby grants an irrevocable option (the "Option") to the Optionholder to purchase up to 250,000 shares (the "Shares") of Common Stock of the Company owned, beneficially and of record, by the Shareholder, at a purchase price of $5.00 per Share.

            (b) The Option may be partially exercised from time to time in denominations of 50,000 shares or more in any one instance. The Option may not be exercised in part more than six times in a calendar year.

            (c) The Option shall expire and cease to be exercisable three years after the date of this Agreement (November 17, 2002) (the "Termination Date").

            2. Method of Exercise. (a) The Option or any part thereof may be exercised by the giving of a written notice to the Shareholder (each an "Exercise Notice") executed by or on behalf of the Optionholder, to the Shareholder at the address set forth in Section 5.4 of the Purchase Agreement, which Exercise Notice shall state the election to exercise the Option, the number of whole Shares with respect to which the Option is being exercised and the place (in New York City) and date for the closing of the purchase; provided that such date shall be not earlier than three business days nor later than fifteen business days from the date such notice is given, and provided, further, that if such purchase cannot be consummated during such fifteen business day period due to any law or regulation, the date for the closing of such purchase shall be within five business days following the cessation of such restriction on consummation.

            3. Payment and Delivery of Shares. At any closing hereunder, (a) the Optionholder shall pay the aggregate purchase price for the Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump, and (b) the Shareholder shall deliver to the Optionholder (i) a certificate or certificates representing the Shares so purchased registered in the name of the Optionholder or his designee or (ii) a certificate or certificates representing the Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such Shares are held, written notice to transfer record and beneficial ownership of the Shares purchased by the Optionholder to the brokerage account of the Optionholder. The Optionholder shall designate his brokerage account together with the Exercise Notice. The Optionholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However it shall be solely Trump's obligation to effectuate such transfer of ownership.

            4. Representations and Warranties of the Shareholder.

            (a) The representations and warranties of the Shareholder contained in Section 3 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            (b) Prior to the Termination Date, the Shareholder will not take, and will not permit anyone else to take, any action which might have the effect of preventing or disabling the Shareholder from delivering the Shares (free and clear of any liens, claims, security interests, or encumbrances whatsoever) to the Optionholder upon exercise of the Option or from otherwise performing its obligations under this Agreement.

            4A. Representations and Warranties of the Optionholder. The representations and warranties of the Optionholder contained in Section 5 of the Purchase Agreement are hereby incorporated by reference herein in full with the same force and effect as though expressly made as part of this Agreement.

            5. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Optionholder shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 5(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Optionholder shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Optionholder would have been entitled to receive had the Option been exercised immediately prior to such transaction.

            6. Specific Performance. The Shareholder acknowledges and agrees that the breach or threatened breach of this Agreement would cause irreparable damage to the Optionholder and that the Optionholder will not have an adequate remedy at law. Accordingly, the Shareholder expressly acknowledges that the Optionholder shall be entitled to specific performance, injunctive relief or any other equitable remedy against the Shareholder, in the event of any breach or threatened breach of any provision of this Agreement by the Shareholder. The rights and remedies of the parties hereto are cumulative and shall not be exclusive, and each such party shall be entitled to pursue all legal and equitable rights and remedies and to secure performance of the obligations and duties of the other under this Agreement, and the enforcement of one or more of such rights and remedies by a party shall in no way preclude such party from pursuing, at the same time or subsequently, any and all other rights and remedies available to it.

            7. Further Assurances. The Shareholder and the Optionholder each agree to execute and deliver such other reasonable documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

            8. Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

            9. Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

            10. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

            11. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered in the manner and at the addresses set forth in Section 5.4 of the Purchase Agreement.

            12. Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

            13. Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any Person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Shareholder (by operation of law or otherwise) without the prior written consent of the Optionholder and any attempted assignment without such required consent shall be void. The Optionholder may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any Affiliate of the Optionholder or any purchaser of the Option, whether direct or indirect, by purchase, merger, consolidation, operation of law or otherwise (any such Affiliate or purchaser, a "Successor"). Upon any such permitted purchase or succession the references in this Agreement to the Optionholder shall also apply to any Successor unless the context otherwise requires.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

                                            /s/
                                            ----------------------------
                                            Robert S. Trump

                                            /s/
                                            ----------------------------
                                            Ronald Nash

                                   EXHIBIT 7

                        FINANCIAL PERFORMANCE CORPORATION

                             STOCK OPTION AGREEMENT

            STOCK OPTION AGREEMENT (the "Agreement"), dated as of November 17, 1999, between FINANCIAL PERFORMANCE CORPORATION, a New York corporation (the "Company"), having an address at 335 Madison Avenue, 8th floor, New York, New York 10017 and RONALD NASH, having an address at 650 Fifth Avenue, New York, NY 10019 (the "Grantee").

            The Company hereby grants to the Grantee an irrevocable nonqualified stock option (the "Option") to purchase from time to time all or any part of an aggregate of 1,000,000 shares of the Company's common stock, $.01 par value per share (the "Shares"). This Option is a nonqualified Stock Option which is not intended to be an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

            To evidence the Option and to set forth its terms, the Company and the Grantee agree as follows:

            1. Confirmation of Grant. The Company hereby evidences and confirms its grant of the Option to the Grantee on the date of this Agreement.

            2. Number of Shares. This Option shall be for an aggregate of 1,000,000 Shares.

            3. Exercise Price. The exercise price shall be $.43 per share, which amount equals the closing sale price of the Company's common stock as quoted on the OTC Bulletin Board as of the close of business on November 15, 1999.

            4. Medium and Time of Payment. The exercise price of the Option shall be paid in cash or by check payable to the order of the Company at the time of exercise. In addition, the Company shall accept full or partial payment in Shares previously owned by the Grantee having an aggregate fair market value on the date of exercise equal to the portion of the exercise price being so paid. The option may be partially exercised from time to time.

            Payment in full for all Shares with respect to which the Option is then being exercised shall be required before the issuance of any Shares pursuant to the exercise of the Option. In connection with the delivery of any certificates representing the Shares, the Company shall, at the request of the Grantee, withhold a number of Shares having an aggregate fair market value on the date of the exercise of the Option equal to the taxes then required by applicable federal, state and local law to be so withheld and such shares shall be irrevocably returned to treasury stock of the Company. If the Grantee does not so request the Company to withhold Shares, the Grantee shall pay to the Company any amount necessary to satisfy any applicable federal, state, or local tax withholding obligations.

            5. Term and Exercise of the Option. The Option shall expire five years from the date of this Agreement and may be exercised for all or any portion of the Shares (in whole shares) at any time and from time to time during such period.

            This Option may be exercised only by written notice to the Company indicating the number of whole Shares which are being purchased. Such notice must be signed by the Grantee and be accompanied by full payment of the exercise price.

            6. Transferability. The Option may only be transferred to an Affiliate of Grantee or by will or the laws of descent and distribution.

            7. Adjustments. (a) In case the Company shall at any time after the date of this Agreement (i) declare a dividend or make a distribution on the Common Stock in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), or take any action similar to (i) through (iv), then the number and kind of shares of capital stock purchasable upon exercise of the Option immediately after the happening of such event shall be adjusted so that, after giving effect to such adjustment, the Grantee shall be entitled to receive the number and kind of shares of capital stock upon exercise that such holder would have owned or been entitled to receive had such Option been exercised immediately prior to the happening of the events described above (or in the case of clause (i) above, immediately prior to the record date therefor). An adjustment made pursuant to this Section 10(a) shall become effective immediately after the effective date, retroactive to the record date therefor in the case of clause (i) above, and shall become effective immediately after the effective date in the case of clauses (ii), (iii) or (iv) above.

            (b) In case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which the Company is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of the outstanding Shares issuable upon exercise of the Option) or in case of the sale, transfer or other disposition of all or substantially all of the assets of the Company, then the Grantee shall be entitled to receive upon exercise of the Option such number of shares of capital stock or other securities or property upon, or as a result of, such transaction that the Grantee would have been entitled to receive had the Option been exercised immediately prior to such transaction.

      8. Representations and Warranties of the Company. The Company hereby represents and warrants to the Grantee as follows:

            8.1 This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

            8.2 No Conflicts; Consents of Third Parties. The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by the Company with any of the provisions hereof does not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any right of termination or acceleration under any Contract, Permit or Order to which the Company is a party or by which the Company or its assets or properties are bound; (ii) constitute a violation of any Law applicable to the Company or (iii) result in the creation of any Lien upon the properties or assets of the Company. No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement, or the compliance by the Company with any of the provisions hereof or thereof, except as set forth on Schedule 4.1 of the Stock Purchase and Sale Agreement dated the date hereof by and among the Company, Silverman and Robert
S. Trump.

            8.3 Reservation of Shares. The Company has reserved for issuance out of the authorized capital stock of the Company a number of shares of the Company's common stock equal to the number of shares of the Company's common stock issuable upon the exercise of the Option.

      9. No Limitation on Rights of the Company. The grant of this Option shall not in any way affect the right or power of the Company to make adjustments, reclassifications, or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell, or transfer all or any part of its business or assets.

      10. Rights as a Shareholder. The Grantee shall have the rights of a shareholder with respect to the Shares covered by the Option only upon becoming the holder of record of those Shares.

      11. Compliance with Applicable Law. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates for Shares pursuant to the exercise of the Option, unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authority, and the requirements of any exchange upon which Shares are traded. Absent any agreement with the Company specifically providing for such terms, the Company shall in no event be obligated to register any securities pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended). The Company hereby agrees to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement from and after the date hereof.

      12. No Obligation to Exercise Option. The granting of the Option shall impose no obligation upon the Grantee to exercise the Option.

      13. Agreement Not a Contract of Employment. This Agreement is not a contract of employment, and the terms of the Grantee's Board membership or the relationship of the Grantee with the Company or any Affiliate shall not be affected in any way by this Agreement except as specifically provided herein. The execution of this Agreement shall not be construed as conferring any legal rights upon the Grantee for a continuation as a member of the Board or of any other relationship between the Grantee and the Company or any Affiliate, nor shall it interfere with the right of shareholders of the Company to remove the Grantee from the Board or the right of the Company or any Affiliate to treat the Grantee without regard to the effect which that treatment might have upon him as a Grantee.

      14. Certain Definitions.

            "Affiliate" shall have the meaning specified in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

            "Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, franchise, insurance policy, commitment or other arrangement or agreement, whether written or oral.

            "Governmental Body" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

            "Law" means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement or guideline.

            "Lien" means any lien, pledge, hypothecation, levy, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, or other real estate declaration, covenant, condition, restriction or servitude, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

            "Order" means any order, consent, consent order, injunction, judgment, decree, consent decree, ruling, writ, assessment or arbitration award.

            "Permit" means any approval, authorization, registration, consent, license permit or certificate by any Governmental Body.

            "Person" means any individual, corporation, partnership, firm, joint venture, association, joint stock company, trust, unincorporated organization, Government Body or other entity.

      15. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by certified, registered, or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally or, if mailed, four days after the date of deposit in the United States mails, to each party at its address set forth above or to such other address as may be designated in a notice given in accordance with this Section.

      16. Governing Law. Except to the extent preempted by Federal law, this Agreement shall be construed and enforced in accordance with, and governed by, the laws of the State of New York without regard to any rules regarding conflicts of law.

            IN WITNESS WHEREOF, the Company and the Grantee have duly executed this Stock Option Agreement as of the date first written above.


                                            FINANCIAL PERFORMANCE CORPORATION


                                            By:  /s/
                                                 -------------------------------
                                                 Name:
                                                 Title:

                                            /s/
                                            ------------------------------------
                                            RONALD NASH

                                   EXHIBIT 8

                             STOCKHOLDERS AGREEMENT




                          DATED AS OF NOVEMBER 17, 1999


                                      among


                                ROBERT S. TRUMP,

                              JEFFREY S. SILVERMAN,

                                   RONALD NASH

                                       and

                              FINANCIAL PERFORMANCE

                                   CORPORATION

                             STOCKHOLDERS AGREEMENT

      THIS STOCKHOLDERS AGREEMENT (the "Agreement") is entered into as of November 17, 1999 by and among Robert S. Trump ("Trump"), Jeffrey S. Silverman ("Silverman"), Ronald Nash ("Nash") and Financial Performance Corporation, a New York corporation (the "Company"). Each of the parties to this Agreement (other than the Company) and any other individual, corporation, partnership, trust, unincorporated organization or other entity (a "Person") who shall become a party to or agree to be bound by the terms of this Agreement after the date hereof is sometimes hereinafter referred to as a "Stockholder".

                                    RECITALS

      Concurrently with the execution of this Agreement, Silverman and Trump will consummate the transactions contemplated by that certain Stock Purchase and Sale Agreement dated as of November 17, 1999 among the Company, Silverman and Trump (the "Silverman Purchase Agreement").

      Concurrently with the execution of this Agreement, Nash and Trump are consummating the transactions contemplated by that certain Stock Purchase and Sale Agreement dated as of November 16, 1999 among the Company, Nash and Trump (the "Nash Purchase Agreement" and, together with the Silverman Purchase Agreement, the "Purchase Agreements").

      Following the consummation of the transactions contemplated by the Purchase Agreements, Silverman will own 500,000 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"), Nash will own 500,000 shares of Common Stock, and Trump will own 4,555,422 shares of Common Stock.

      The Stockholders desire, for their mutual benefit and protection, to enter into this Agreement to set forth their respective rights and obligations with respect to shares of Common Stock beneficially owned by each of the Stockholders (whether acquired on the date hereof or hereafter, including all shares of Common Stock issuable upon the exercise of the Stock Options, warrants to purchase Common Stock or otherwise.

      Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Silverman Purchase Agreement.

      NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                           ARTICLE 1. Corporate Issues

      1.1 Election of Directors.

      Simultaneous with the execution and delivery of this Agreement, the Board of Directors of the Company (the "Board of Directors") is taking such action as is necessary to (a) set the number of members of the Board of Directors at five;
(b) appoint Nash to the Board of Directors of the Company until the next annual meeting of stockholders or until his successor is duly elected and qualified; and (c) appoint Silverman to the Board of Directors of the Company until the next annual meeting of stockholders or until his successor is duly elected and qualified.

      The Stockholders agree that so long as Silverman holds more than 500,000 shares of Common Stock, Silverman shall have the right to designate himself or another individual as a nominee for election as a director of the Company (the "Silverman Director"). The Stockholders agree that so long as Nash holds more than 500,000 shares of Common Stock, Nash shall have the right to designate himself or another individual as a nominee for election as a director of the Company (the "Nash Director"). Trump hereby agrees to vote all shares of Common Stock beneficially owned by him for the Silverman Director and the Nash Director.

      1.2 Fundamental Corporate Actions.

      So long as Silverman shall beneficially own at least 500,000 shares of Common Stock, Trump agrees not to vote his shares in favor of any of the actions referred to in clauses (i) through (v) of this Section 1.2 without the affirmative written consent of Silverman.

      So long as Nash shall beneficially own at least 500,000 shares of Common Stock, Trump agrees not to vote his shares in favor of any of the actions referred to in clauses (i) through (v) of this Section 1.2 without the affirmative written consent of Nash.

            (i) the making, alteration, amendment or repeal of the Certificate of Incorporation or any part thereof, or the making, alteration, amendment or repeal of the By-laws or any part thereof, of the Company or any of its subsidiaries;

            (ii) the sale of all or substantially all of the assets of the Company or any of its subsidiaries in any one transaction or series of related transactions;

            (iii) the merger, consolidation or other business combination of the Company or any of its subsidiaries with or into any other person or entity or a statutory share exchange between the Company or any of its subsidiaries and any other person or entity;

            (iv) the liquidation, dissolution or winding up of the Company or any of its subsidiaries; or

            (v) except as otherwise contemplated in this Section 1.2, the entering into of any contract, agreement or commitment to do, the authorization, approval, ratification or confirmation of, or the delegation of the power to act on behalf of the Company or the Board of Directors in respect of, any of the foregoing.

                       ARTICLE 2. Restrictions on Transfer

      2.1 General Restrictions on Transfer.

      Trump hereby agrees that he will not, directly or indirectly, Transfer any shares of capital stock of the Company (or any interest therein), any stock certificates representing the same or any voting trust certificate issued with respect to said capital stock, or any option, right or warrant to acquire shares of Common Stock, now or hereafter at any time owned by him

(collectively, the "Remaining Shares"), to any Person (a "Transferee"), except pursuant to the Stock Option Agreements or as permitted under the Stockholders Agreement; provided, however, that Trump may Transfer any of the Remaining Shares to (x) any immediate member of his family, (y) a trust established for the benefit of any immediate member of his family or (z) any entity established solely for the purpose of holding title to such shares and performing Trump's obligations under this Agreement, in each case as long as any Transferee in clause (x), (y) or (z) assumes and agrees in writing to be bound by all of the terms of this Agreement; provided, further, that Trump may Transfer any of the Remaining Shares by pledge or hypothecation if the Transferee assumes and agrees in writing to be bound by all of the terms of this Agreement. Notwithstanding the provisos to the prior sentence or anything to the contrary contained herein, Trump may not Transfer any of the Option Shares which are subject to a Stock Option Agreement until such Stock Option Agreement has terminated or expired. For purposes of this Agreement, "Transfer" shall mean with respect to any capital stock, (i) any sale, assignment or transfer of such capital stock or any right or interest therein, (ii) any pledge or hypothecation of such capital stock or any interest therein, (iii) any grant, sale or other transfer of securities convertible into or exchangeable or exercisable for or other options, warrants or rights to acquire such capital stock or any interest therein and
(iv) any other direct or indirect transfer of such capital stock or any interest therein, including by operation of law (it being understood that any transferee by operation of law shall be required to comply with the provision of Section 2.1).

      Notwithstanding anything to the contrary contained in this Agreement, there shall be no restrictions hereunder on Trump's right to Transfer, and the Remaining Shares shall not be deemed to include, (i) 51,000 shares of Common Stock previously acquired by Trump in open market purchases or (ii) any shares of Common Stock or any option, right or warrant to acquire shares of Common Stock, which shall hereafter be acquired by Trump.

      2.2 Right of First Offer.

      (a) Prior to any Transfer of the Remaining Shares, Trump must first give written notice of his intent to make such Transfer (a "Transfer Notice") to Nash and Silverman setting forth the number of shares of Common Stock (the "First Offer Shares") that Trump desires to transfer and the cash price that Trump proposes to be paid for such First Offer Shares and the other terms and conditions of such proposed Transfer.

      (b) Trump shall afford Silverman and Nash (each individually a "First Offer Stockholder", and collectively the "First Offer Stockholders") the right, but not the obligation, to purchase all or part of the First Offer Shares on a pro rata basis (the "First Offer Option") on the same terms and conditions as set forth in the Transfer Notice. Notwithstanding anything to the contrary contained herein, the First Offer Stockholders will not elect to purchase a portion of the First Offer Shares in an amount less than 10,000 shares if the number of First Offer Shares is at least 10,000 shares in respect of a particular Transfer Notice and (ii) if the number of First Offer Shares is at least 10,000 in respect of a particular Transfer Notice and the First Offer Stockholders shall elect to purchase part of the First Offer Shares, then each First Offer Stockholder shall purchase such First Offer Shares in multiples of 1,000 shares.

      The number of shares of Common Stock that each First Offer Stockholder will be entitled to purchase pursuant to such First Offer Option will be determined by multiplying (i) the number of shares Trump plans to sell as stated in the Transfer Notice by (ii) a fraction, the numerator of which shall equal the number of shares beneficially owned by such First Offer Stockholder as of the close of business on the day immediately prior to the date the Transfer Notice is delivered (the "Transfer Notice Date") and the denominator of which shall equal the aggregate number of shares of Common Stock that are beneficially owned by the First Offer Stockholders as of the close of business on the day immediately prior to the Transfer Notice Date.

      Each First Offer Stockholder shall exercise the First Offer Option by delivering to Trump irrevocable written notice via facsimile transmission if reasonably practicable of the First Offer Stockholder's commitment to purchase all or part of his pro rata share of the First Offer Shares within two business days after receipt of the Transfer Notice (the "First Offer Option Period"). Failure by either First Offer Stockholder to give such notice within such two-business-day period shall be deemed an election by such First Offer Stockholder not to purchase any of the First Offer Shares.

      (c) If neither First Offer Stockholder elects to purchase any First Offer Shares, Trump may Transfer the First Offer Shares in accordance with Section 2.2(e) below. If one First Offer Stockholder fails to purchase any or all of his pro rata share of the First Offer Shares and the other First Offer Stockholder elects to purchase all of his pro rata share of the First Offer Shares, Trump shall give notice of such failure to such other First Offer Stockholder. Such notice shall state the number of First Offer Shares remaining that may be acquired by such First Offer Stockholder, which notice shall be made by telephone and confirmed in writing within two days. Such First Offer Stockholder shall have two business days from the date such notice was confirmed in writing (which confirmation may be by facsimile transmission) to purchase the remaining First Offer Shares.

      (d) Delivery of written notice by a First Offer Stockholder accepting the First Offer Option pursuant to clauses (b) and (c) above shall constitute a contract between such First Offer Stockholder, on the one hand, and Trump, on the other hand, for the purchase and sale of the number of First Offer Shares specified by such First Offer Stockholder on the terms and conditions set forth in the Transfer Notice. The purchase of any shares pursuant to the exercise of the First Offer Option shall be completed not later than 8 business days following delivery of the Transfer Notice with respect to the First Offer Shares, subject to receipt of any required material third-party or governmental approvals, compliance with applicable laws and the absence of any injunction or similar legal order preventing such transaction.

      (e) In the event that the First Offer Stockholders do not elect to acquire all of the First Option Shares, Trump shall have the right for a period of 45 days after the termination of the First Offer Option Period to Transfer the First Offer Shares not so acquired at a price and on terms and conditions no less favorable to Trump than those set forth in the Transfer Notice or in any written counter-proposal delivered by a First Offer Stockholder to Trump in respect of a particular Transfer Notice.

      (f) Subject to the other provisions of this Agreement, this Section 2.2 shall not apply to any Transfer of the Remaining Shares pursuant to the terms of a merger or statutory share exchange between the Company and a third party or a liquidation of the Company.

      2.3 Payment and Delivery of Shares. At any closing hereunder, (a) the First Offer Stockholder shall pay the aggregate purchase price for the First Offer Shares to be purchased, which shall be payable by bank check or by wire transfer to an account designated by Trump and (b) Trump shall deliver to the First Offer Stockholder (i) a certificate or certificates representing the First Offer Shares so purchased registered in the name of the First Offer Stockholder or his designee or (ii) a certificate or certificates representing the First Offer Shares so purchased duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank. If any of the First Offer Shares shall be held by Trump in a brokerage account, Trump may deliver to the brokerage firm in which such First Offer Shares are held written notice to transfer record and beneficial ownership of the First Offer Shares purchased by the First Offer Stockholder to the brokerage account of the First Offer Stockholder. The First Offer Stockholder shall designate his brokerage account together with the written notice accepting the First Offer Option. The First Offer Stockholder shall reasonably cooperate with Trump and shall take reasonable actions requested by Trump to effectuate such transfer of ownership. However, it shall be solely Trump's obligation to effectuate such transfer of ownership.

                    ARTICLE 3. Representations and Warranties

      3.1 Representations and Warranties of the Stockholders.

      Each of the Stockholders represents and warrants to each other and to the Company as follows:

            3.1.1 Binding Obligation. This Agreement constitutes his binding obligation, enforceable against him in accordance with its terms, except insofar as enforceability may be limited by bankruptcy, insolvency, moratorium or other laws which may affect creditors' rights and remedies generally and by principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law); and

            3.1.2 No Conflict. The execution, delivery and performance of this Agreement by him and the consummation by him of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of law, statute, rule or regulation to which he is subject, (ii) violate any order, judgment or decree applicable to him, or
(iii) conflict with, or result in a breach or default under, any term or condition of its certificate of incorporation, bylaws or equivalent governing document or any material agreement or other material instrument to which he is a party or by which he or his property is bound.

      3.2 Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Stockholders as follows:

      (a) This Agreement has been duly and validly authorized, executed and delivered by the Company. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

      (b) The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by the Company with any of the provisions hereof does and will not (i) conflict with, violate, result in the breach or termination of, or constitute a default or give rise to any right of termination or acceleration or right to increase the obligations or otherwise modify the terms thereof under any contract, permit or order to which the Company is a party or by which the Company or its properties or assets are bound; (ii) constitute a violation of any law applicable to the Company; or (iii) result in the creation of any lien upon the properties or assets of the Company. No consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental body is required on the part of the Company in connection with the execution and delivery of this Agreement, or the compliance by the Company, with any of the provisions hereof, except as set forth in Schedule 4.1 to the Purchase Agreement.

      3.3 Disclaimer. None of the parties to this Agreement makes any representations or warranties to any of the other parties other than those expressly set forth herein.

                               ARTICLE 4. General

      4.1 Recapitalization, Exchanges, etc. Affecting the Common Stock. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) shares of Common Stock and any option, right or warrant to acquire shares of Common Stock, and (b) any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of Common Stock, by combination, recapitalization, reclassification, merger, consolidation or otherwise. In the event of any change in the capitalization of the Company, as a result of any stock split, stock dividend or stock combination, the provisions of this Agreement shall be appropriately adjusted.

      4.2 Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that, in the event of any such failure, an aggrieved party will be irreparably damaged and will not have an adequate remedy of law. Any such party shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

      4.3 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally, upon delivery to a nationally recognized overnight courier service or when mailed by certified mail, return receipt requested, to a Stockholder or the Company at the address set forth in the Purchase Agreements (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision). All notices are effective upon receipt or upon refusal if properly delivered.

      4.4 Legend. In addition to any other legend which may be required by applicable law, each share certificate representing shares of Common Stock beneficially owned by Trump, which are subject to this Agreement shall have endorsed, to the extent appropriate, upon its face the following words:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCKHOLDERS AGREEMENT, DATED AS OF NOVEMBER 17, 1999 (THE "STOCKHOLDERS AGREEMENT"), A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF FINANCIAL PERFORMANCE CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES. SUCH SECURITIES MAY NOT BE TRANSFERRED IN ANY WAY EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO OTHER RIGHTS AND OBLIGATIONS AS SET FORTH IN THE STOCKHOLDERS AGREEMENT.

      This legend shall be removed when the shares of Common Stock represented by such certificate shall no longer be subject to the terms and conditions of this Agreement.

      4.5 Entire Agreement; Amendments and Waivers. This Agreement, together with the other Transaction Documents, represents the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

      4.6 Additional Documents. The Stockholders agree to execute any and all further reasonable documents and writings within their respective powers and to perform such other reasonable actions which may be or become necessary or expedient to effectuate and carry out this Agreement.

      4.7 Binding Effect, Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights or any other rights of any kind in any person or entity not a party to this Agreement except as provided below.

No assignment of this Agreement or of any rights or obligations hereunder may be made by Trump (by operation of law or otherwise) without the prior written consent of Silverman and Nash, except as provided herein, and any attempted assignment without such required consent shall be void. Silverman and Nash may assign this Agreement and any or all rights and obligations hereunder, in whole or in part, to any of their respective Affiliates, (any such Affiliate, a "Successor"). Notwithstanding the foregoing, Silverman and Nash may assign their respective rights under Section 2.2 of this Agreement in whole but not in part to any of their respective Affiliates. Silverman or Nash will require any such Successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Silverman or Nash, as the case may be, would be required to perform it if no such purchase, or succession had taken place. Upon any such permitted purchase or succession the references in this Agreement to the Purchaser shall also apply to any Successor unless the context otherwise requires.

      4.8 Severability. If any term, provision, covenant or condition of this Agreement or part thereof, or the application thereof to any Person, place or circumstance shall be held to be invalid, unenforceable or void by a court of competent jurisdiction, the remainder of this Agreement and such term, provision, covenant or condition shall remain in full force and effect, and any such invalid, unenforceable or void term, provision, covenant or condition shall be deemed, without further action on the part of the parties hereto, modified, amended and limited, and the court shall have the power to modify, amend, and limit such term, provision, covenant or condition, to the extent necessary to render the same and the remainder of this Agreement valid, enforceable and lawful.

      4.9 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the principles of conflict of laws thereunder.

      4.10 Attorneys' Fees. Should any litigation or arbitration be commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, the party or parties prevailing in such proceeding shall be entitled, in addition to such other relief as may be granted, to the reasonable attorneys' fees and court costs incurred by reason of such litigation or arbitration.

      4.11 Headings. The headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, or extend or interpret the scope of this Agreement or of any particular Section.

      4.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      4.13 Submission to Jurisdiction; Waiver of Jury Trial; and Consent to Service of Process.

            (a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby or by the other Transaction Documents and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

            (b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

      4.14 Binding Effect. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors, heirs and legal representatives and to permitted Transferees of shares owned by the Stockholders. Any Transfer of shares, in addition to any other requirements herein, shall be subject to receipt by the Stockholders and the Company of an executed agreement by such Transferee agreeing to become bound by the terms of this Agreement.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first set forth above.

                                      FINANCIAL PERFORMANCE CORPORATION


                                      By: /s/
                                         ----------------------------------
                                         Name:
                                         Title:

                                         /s/
                                         ----------------------------
                                              Robert S. Trump

                                         /s/
                                         ----------------------------
                                             Jeffrey S. Silverman

                                         /s/
                                         ----------------------------
                                                Ronald Nash